Exhibit 99.1

ENGINE MEDIA HOLDINGS, INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

AND MANAGEMENT INFORMATION CIRCULAR

Office of Fogler, Rubinoff LLP

77 King Street West, Suite 3000

Toronto, Ontario, Canada, M5K 1G8

October 6, 2021

10 a.m. EST

Management Information Circular dated August 19, 2021

TABLE OF CONTENTS

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	1
GENERAL PROXY INFORMATION	2

Solicitation of Proxies	2
Appointment of Proxyholders	2
Voting by Proxyholder	2
Registered Shareholders	3
Non-Registered Shareholders	3
Revocation of Proxies	4

RECORD DATE AND QUORUM	5
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	5
DOCUMENTS INCORPORATED BY REFERENCE	5
CURRENCY	5
STATEMENT OF CORPORATE GOVERNANCE	6

Corporate Governance	6
Board of Directors	6
Audit Committee Disclosure	8

STATEMENT OF EXECUTIVE COMPENSATION	13

Compensation Discussion and Analysis	13
Summary Compensation Table for Named Executive Officers	14
Named Executive Officer Outstanding Option-Based and Share-Based Awards	15
Incentive Award Plans	16
Employment, Consulting and Management Contracts	17
Compensation of Directors	17
Individual Director Compensation	17
Director Outstanding Option-Based Awards and Share-Based Awards	18
Director Incentive Award Plans	19
Securities Authorized For Issuance Under Equity Compensation Plans	20

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	20
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	20
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	20
PARTICULARS OF MATTERS TO BE ACTED UPON	21

Audited Financial Statements	21
Election of Directors	21
Appointment of Auditor	27
Re-Approval of the Omnibus Incentive Plan	28
Shares for Services	33

INDICATION OF OFFICER AND DIRECTORS	34
ADDITIONAL INFORMATION	34
OTHER MATTERS	34
SCHEDULE “A” ENGINE MEDIA HOLDINGS, INC. AUDIT COMMITTEE CHARTER	A-1
SCHEDULE “B” CHANGE OF AUDITOR REPORTING PACKAGE	B-1
SCHEDULE “C” OMNIBUS INCENTIVE PLAN

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ENGINE MEDIA HOLDINGS, INC.

(the “Company”)

77 King St. W., Suite 3000

Toronto, Ontario, M5K 1G8

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual and special meeting (the “Meeting”) of shareholders of the Company will be held at the offices of Fogler, Rubinoff LLP, 77 King St. W., Suite 3000, Toronto, Ontario, M5K 1G8, on October 6, 2021 at 10 a.m. (Toronto time), for the following purposes:

1.	to receive the audited consolidated financial statements for the Company as at and for the financial year ended August 31, 2020 and the auditor’s report thereon;

2.	to elect directors of the Company for the ensuing year;

3.	to appoint Baker Tilly WM LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration;

4.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to re-approve the Company’s omnibus incentive plan, a copy of which is set out in Schedule “C” to the Circular, all as more fully described in the section of the Circular entitled “Particulars of Matters to be Acted Upon – Re-Approval of the Omnibus Incentive Plan”;

5.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve certain shares for services agreements of the Company, all as more fully described in the section of the Circular entitled “Particulars of Matters to be Acted Upon – Shares for Services”; and

6.	to consider any permitted amendment to, or variation of, any matter identified in this Notice of Annual and Special Meeting (the “Notice”) and to transact such other business as may properly come before the Meeting or any adjournment thereof. Management is not currently aware of any other matters that could come before the Meeting.

Accompanying this Notice is: (1) the Circular; and (2) a form of proxy. The Circular provides further information respecting proxies and the matters to be considered at the Meeting and is deemed to form part of this Notice.

Registered Shareholders who are unable to attend the Meeting in person and who wish to ensure that their common shares will be voted at the Meeting, must complete, date and execute the enclosed form of proxy, or another suitable form of proxy, and deliver it in accordance with the instructions set out in the form of proxy and in the Circular.

Non-Registered Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Circular to ensure that their common shares will be voted at the Meeting. If you hold your common shares in a brokerage account, you are a Non-Registered Shareholder.

DATED August 19, 2021.

BY ORDER OF THE BOARD

/s/ “Tom Rogers”
Tom Rogers
Executive Chairman

IMPORTANT NOTE: The Company is monitoring the COVID-19 situation and is sensitive to the health concerns that our shareholders, employees and other potential meeting attendees may have, as well as the restrictions and recommendations that have been and may be imposed by federal, provincial and local governments, including those relating to social distancing and the maximum size of public gatherings. In light of the current restrictions, it is expected that our directors and our officers will not attend the meeting in person.

We strongly encourage all shareholders not to attend the meeting in person. The Company reserves the right to take any precautionary measures it deems appropriate in relation to the physical meeting and access to its premises. Shareholders should be aware that it is entirely possible the Company will be unable to permit them to attend the physical meeting.

We recommend that shareholders submit a form of proxy or voting instruction form in advance of the meeting in a timely fashion as described in the accompanying Circular. Due to the likelihood of restrictions in the number of attendees, we also recommend that shareholders not appoint a proxyholder to participate in and vote during the Meeting other than the management representatives named in the accompanying Circular.

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ENGINE MEDIA HOLDINGS, INC.

(the “Company”)

77 King St. W., Suite 3000

Toronto, Ontario, M5K 1G8

Telephone: 647-346-1888

MANAGEMENT INFORMATION CIRCULAR

as at August 19, 2021

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management (“Management”) of the Company for use at the annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) to be held on October 6, 2021 at the time and place and for the purposes set forth in the accompanying notice of the Meeting (the “Notice”).

In this Circular, references to the “Company”, “we” and “our” refer to Engine Media Holdings, Inc. “Common Shares” means common shares without par value in the capital of the Company, and references to “Intermediaries” refer to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers and employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting or at any adjournment thereof. You may do so either by inserting the name of that other person in the blank space provided in the Proxy (and striking out the names now designated) or by completing and delivering another suitable form of proxy. For instructions regarding the delivery of instruments of proxy, see below under the heading “Registered Shareholders.”

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified;

(b)	any amendment to or variation of any matter identified therein; and

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(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy FOR the approval of such matter. Management is not currently aware of any other matter that could come before the Meeting. However, if any amendment or variation to any matter identified in the accompanying Notice or any other matter, which are not now known to Management, should properly come before the meeting or any adjournment thereof, the Common Shares represented by properly executed proxies in favour of the person(s) designated by Management in the enclosed Proxy will be voted on any such matter pursuant to such discretionary authority.

Registered Shareholders

A registered shareholder (“Registered Shareholder”) may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by completing, dating and signing the enclosed Proxy and returning it to the Company’s transfer agent, Computershare Trust Company of Canada (the “Transfer Agent”) as follows: by phone (toll free) at 1-866-732-VOTE (8683); by internet at www.investorvote.com; or by mail or hand delivery to 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. To be effective, the Proxy must be received by not less than forty-eight (48) hours, excluding Saturdays, Sundays and statutory holidays in the Province of Ontario, before the time set for the holding of the Meeting or any adjournment(s) thereof (the “Proxy Deadline”).

Non-Registered Shareholders

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. However, in many cases, Shareholders of the Company are non-registered Shareholders (“Non-Registered Shareholder”), because the Common Shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is a Non-Registered Shareholder in respect of Common Shares which are held on behalf of that person, but which are registered either: (a) in the name of an intermediary that the Non-Registered Shareholder deals with in respect of the Common Shares (intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the intermediary is a participant. Non-Registered Shareholders do not appear on the list of Shareholders of the Company maintained by the Transfer Agent.

In accordance with the requirements as set out in National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Company has distributed copies of the Notice, this Circular, the Proxy and the supplemental mailing list return card (collectively, the “Meeting Materials”) to the clearing agencies and intermediaries for onward distribution to Non-Registered Shareholders who have advised their intermediaries that they object to such intermediaries providing their ownership information to the Company (“Objecting Beneficial Owners”). The Company shall bear the cost of distributing the Meeting Materials to Objecting Beneficial Owners through intermediaries.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries will frequently use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, any Non-Registered Shareholder who has not waived the right to receive Meeting Materials will either:

(a)	be given the Proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. Because the intermediary has already signed the Proxy, it is not required to be signed by the Non-Registered Shareholder when submitting it. If the Non-Registered Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the Non-Registered Shareholder must complete the Proxy and deposit it with the Company’s Transfer Agent, as provided above. If a Non-Registered Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the Non-Registered Shareholder must strike out the names of the persons named in the Proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided; or

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(b)	(more typically) be given a voting instruction form (“VIF”) which is not signed by the intermediary, and which, when properly completed and signed by the Non-Registered Shareholder and returned to the intermediary or its service company, will constitute voting instructions which the intermediary must follow. Typically, the VIF will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the VIF will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the proxy to validly constitute a VIF, the Non-Registered Shareholder must remove the label from the instructions and affix it to the proxy, properly complete and sign the proxy and return it to the intermediary or its service company in accordance with the instructions of the intermediary or its service company. If the Non-Registered Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the VIF must be completed, signed and returned in accordance with the directions on the form. If a Non-Registered Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the Non-Registered Shareholder must complete, sign and return the VIF in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Shareholder.

In either case, the purpose of this procedure is to permit Non-Registered Shareholders to direct the votes attached to the Common Shares which they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Shareholder should strike out the names of the Management proxyholders named in the form and insert the Non-Registered Shareholder’s name in the blank space provided on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their intermediaries, including those regarding when and where the proxy or proxies authorization forms are to be delivered.

Only Registered Shareholders have the right to revoke proxies. Any Non-Registered Shareholder who wishes to change its vote must arrange for its intermediary to revoke its proxy on its behalf.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by:

(a)	executing a Proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Registered Shareholder is a Company, under its corporate seal by an officer or attorney duly authorized, and by delivering the Proxy bearing a later date to the Transfer Agent or at the address of the Company at 77 King St. W., Suite 3000, P.O. Box 95, Toronto, Ontario, M5K 1G8, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

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(b)	personally attending the Meeting and voting the Registered Shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

RECORD DATE AND QUORUM

In accordance with the provisions of the Business Corporations Act (British Columbia) (“BCBCA”), the board of directors of the Company (the “Board”) will prepare a list of all persons who are Registered Shareholders, together with the number of Common Shares registered in the name of each Registered Shareholder, as of the close of business on August 19, 2021 (the “Record Date”). Each Registered Shareholder whose name appears on the list on the Record Date is entitled to: (1) notice of the Meeting; and (2) one vote for each Common Share registered in such Registered Shareholder’s name as it appears on that list or, provided a completed and executed Proxy shall have been delivered to the Company, to attend the Meeting in person and vote thereat, or vote by proxy the Common Shares held by them.

A quorum will be present at the Meeting if two or more voting persons are present in person, each being a Shareholder entitled to vote at the Meeting or a duly appointed proxyholder or representative for a Shareholder so entitled, irrespective of the number of shares held by such persons.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As of the date of this Circular, 15,481,746 Common Shares were issued and outstanding, with each Common Share carrying one vote in respect of each matter to be voted upon at a meeting of Shareholders.

As at the Record Date, to the knowledge of the Company, no person owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed with the securities commissions or similar regulatory authority of Ontario, British Columbia and Alberta are specifically incorporated by reference into, and form an integral part of, this Circular: August 31, 2020 year-end financial statements, report of the auditor and related MD&A. Copies of documents incorporated herein by reference may be obtained by a Shareholder upon request without charge from the Secretary of the Company. These documents are also available through the internet on SEDAR, which can be accessed at www.sedar.com.

CURRENCY

In this Circular, unless otherwise indicated, all references to “CDN$” or “$” refer to Canadian dollars.

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STATEMENT OF CORPORATE GOVERNANCE

Corporate Governance

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of Management that are appointed by the Board and charged with the day-to-day management of the Company. The Canadian Securities Administrators have published National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”), National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) and National Instrument 52-110 – Audit Committees (“NI 52-110”). These set out a series of guidelines and requirements for effective corporate governance (collectively, the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. NI 58-101 requires reporting issuers to disclose on an annual basis their approach to corporate governance with reference to the Guidelines. Set out below is a description of the Company’s approach to corporate governance in relation to the Guidelines.

The Board discharges its responsibilities directly and through its committees. Currently, the Board has three committees – the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee (each as defined herein).

Board of Directors

The Board is currently composed of seven (7) directors: Tom Rogers, Louis Schwartz, Lawrence Rutkowski, Bryan Reyhani, Hank Ratner, Lori Conkling, and Rudolph Cline-Thomas.

NP 58-201 suggests that the Board of every reporting issuer should be constituted with a majority of individuals who qualify as “independent” directors, within the meaning set out under NI 52-110, which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. “Material relationship” is defined as a relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

Except for Louis Schwartz, Chief Executive Officer of the Company, and Tom Rogers, Executive Chairman of the Company, all of the current directors are considered “independent,” as they are free from a direct or indirect material relationship with the Company which could reasonably be expected to interfere with the exercise of their independent judgment as directors. The basis for this determination is that, since the commencement of the Company’s fiscal year ended August 31, 2020 and up to the date of this Circular, none of the current directors have worked for the Company, received remuneration from the Company (other than in their capacity as directors) or had material contracts with or material interests in the Company which could interfere with their ability to act in the Company’s best interests, except for Louis Schwartz and Tom Rogers.

The Board believes that it functions independently of Management. To enhance its ability to act independently of Management, the members of the Board may meet without Management and the non-independent directors. In the event of a conflict of interest at a meeting of the Board, the conflicted director will, in accordance with corporate law and his or her fiduciary obligations as a director of the Company, disclose the nature and extent of his or her interest to the meeting and abstain from voting on the matter at issue. In addition, the members of the Board that are not members of Management are encouraged to obtain advice from external advisors and legal counsel as they may deem necessary in order to reach a conclusion with respect to issues brought before the Board.

Orientation and Continuing Education

Each new director is given an outline of the nature of the Company’s business, its corporate strategy and current issues within the Company. New directors are also required to meet with Management to discuss and better understand the Company’s business, and are given the opportunity to meet with counsel to the Company to discuss their legal obligations as directors of the Company.

In addition, Management takes steps to ensure that the directors and officers of the Company are continually updated as to the latest corporate and securities policies which may affect the directors, officers and committee members of the Company as a whole. The Company continually reviews the latest securities rules and policies. Any such changes or new requirements are then brought to the attention of the Company’s directors either by way of director or committee meetings or by direct communications from management of the directors.

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Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law, and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of Management and in the best interests of the Company. Further, the Company’s auditor has full and unrestricted access to the Audit Committee (as hereinafter defined) of the Company at all times to discuss the audit of the Company’s financial statements and any related findings as to the integrity of the financial reporting process.

Nomination of Directors

The Company’s nominating and governance committee (the “Nominating and Governance Committee”) is currently comprised of Hank Ratner (Chair), Lawrence Rutkowski, Lori Conkling, and Bryan Reyhani. Each of the members of the Nominating and Governance Committee is “independent” within the meaning of NI 52-110. The Nominating and Governance Committee is responsible for seeking out and evaluating suitable candidates to serve on the Board. In so doing, the Nominating and Governance Committee considers: (i) the competencies and skills that the Board considers necessary for the Board as a whole to possess; (ii) the competencies and skills that the Board considers each Nominee to possess; (iii) the competencies and skills that each Nominee will bring to the Board; (iv) the contribution to the Board’s composition and diversity that the Nominee will bring, including the Nominee’s geographic location, gender, ethnicity and race; and (v) whether or not each Nominee can devote sufficient time and resources to his or her duties as a member of the Board.

Compensation

The Company’s compensation committee (the “Compensation Committee”) is currently comprised of Bryan Reyhani (Chair), Lawrence Rutkowski, and Hank Ratner. Each of the members of the Compensation Committee is “independent” within the meaning of NI 52-110. Under the Compensation Committee’s mandate, the Compensation Committee is responsible for, among other things: (a) in consultation with senior management, establishing the Company’s general compensation philosophy, and overseeing the development and implementation of compensation programs; (b) reviewing and approving the compensation of the Chief Executive Officer; (c) in consultation with the Chief Executive Officer, reviewing compensation programs applicable to the senior management of the Company; (d) making recommendations to the Board with respect to the Company’s incentive compensation plans and equity-based plans, the activities of the individuals and committees responsible for administering these plans, and discharging any responsibilities imposed on the Compensation Committee by any of these plans; and (e) annually reviewing directors’ compensation and recommending any changes to the Board for consideration.

In reviewing the adequacy and forms of compensation of directors, the Compensation Committee seeks to ensure that the compensation reflects the responsibilities and risks involved in being a director of the Company. In reviewing the adequacy and forms of compensation of officers, the Compensation Committee seeks to align the interests of officers with the best interests of the Company. A primary goal of the Compensation Committee is to strengthen the relationship between compensation and enhancing shareholder value.

Assessments

The Company’s Board monitors the adequacy of information given to directors, communication between the Board and Management, and the strategic direction and processes of the Board and committees.

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Audit Committee Disclosure

Pursuant to applicable laws, the policies of the TSX Venture Exchange (the “TSXV”) and NI 52-110, the Company is required to have an audit committee comprised of not less than three (3) directors, a majority of whom are not officers, control persons or employees of the Company or an affiliate of the Company. NI 52-110 requires the Company, as a venture issuer, to disclose annually in its Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor.

The audit committee of the Company (the “Audit Committee”) is responsible for the Company’s financial reporting process and the quality of its financial reporting. In addition to its other duties, the Audit Committee reviews all financial statements, annual and interim, intended for circulation among Shareholders and reports upon these to the Board. In addition, the Board may refer to the Audit Committee other matters and questions relating to the financial position of the Company. In performing its duties, the Audit Committee maintains effective working relationships with the Board, Management and the external auditors and monitors the independence of those auditors.

Audit Committee’s Charter

The Board is responsible for reviewing and approving the unaudited interim financial statements together with other financial information of the Company and for ensuring that Management fulfills its financial reporting responsibilities. The Audit Committee assists the Board in fulfilling this responsibility. The Audit Committee meets with Management to review the financial reporting process and the unaudited interim financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board for its consideration in approving the unaudited interim financial statements together with other financial information of the Company for issuance to the Shareholders.

The Audit Committee has the general responsibility to review and make recommendations to the Board on the approval of the Company’s annual and interim financial statements, the management discussion and analysis and the other financial information or disclosure of the Company. More particularly, it has the mandate to:

(a)	oversee all the aspects pertaining to the process of reporting and divulging financial information, the internal controls and the insurance coverage of the Company;

(b)	oversee the implementation of the Company’s rules and policies pertaining to financial information and internal controls and management of financial risks and to ensure that the certifications process of annual and interim financial statements is conformed with the applicable regulations; and

(c)	evaluate and supervise the risk control program and review all related party transactions.

The Audit Committee ensures that the external auditors are independent from Management. The Audit Committee reviews the work of external auditors, evaluates their performance and remuneration, and makes recommendations to the Board. The Audit Committee also authorizes non-related audit work. A copy of the Charter of the Audit Committee is annexed hereto as Schedule “A”.

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Composition of the Audit Committee

The following are the members of the Audit Committee:

Name	Position	Independent (1)	Financial literacy (1)
Lawrence Rutkowski(2)	Director	Yes	Financially literate
Hank Ratner	Director	Yes	Financially literate
Bryan Reyhani	Director	Yes	Financially literate
Rudolph Cline-Thomas	Director	Yes	Financially literate

Notes:

(1)	Terms have their respective meanings ascribed in NI 52-110.
(2)	Effective January 8, 2021, Peter Liabotis resigned as a director of the Company and was replaced by Lawrence Rutkowski, who also joined the Company’s Audit Committee. Effective February 26, 2021, Steven Zenz resigned as a director of the Company and was replaced by Lawrence Rutkowski as chairman of the Audit Committee.

Relevant Education and Experience

The following table describes the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member:

Lawrence Rutkowski

Lawrence R. Rutkowski, is an accomplished senior executive of major corporations with more than 30 years of experience spanning finance, media, retail, private equity, online publishing, and technology. Leveraging extensive experience identifying strategic global opportunities and implementing international expansions, Mr. Rutkowski is a valuable asset for a company requiring advisory related to international operations, accounting, forecasting, internal controls, or financial analysis. His broad areas of expertise include strategic planning, managerial finance, debt financing, private equity, M&A, and investor relations. Mr. Rutkowski is a chief financial officer who leads management information system strategies, navigates U.S. Securities and Exchange Commission (“SEC”) filings, and drives M&A activities (a leader on over 100 business transactions). Currently, Mr. Rutkowski is an esteemed corporate advisor and board member of several corporations. Since December 2013, Mr. Rutkowski has served a member of the board of the Stanley M. Proctor Company in Twinsburg, OH. He has also been a key corporate advisor to the chief executive officers of boards of directors of Goal Structured Solutions in San Diego, CA and Logic Source in Norwalk, CT.

Throughout his executive career, Mr. Rutkowski has held leadership positions with PETCO Animal Supplies, Inc., Warnaco, Inc., Primedia, NBC/General Electric, The Walt Disney Company, and NCR. At each of these companies, he was instrumental in enhancing their strategic planning and process accountability. He has been responsible for implementing turnaround plans that resulted in significant revenue growth, leveraging digital internet platforms to drive sales and market share, and leading a major company from bankruptcy to profitability.

Mr. Rutkowski has directed turnarounds resulting in increased stock price by more than 700% and a doubling of employees, in addition to over 100 strategic deal and business transactions. In addition, Mr. Rutkowski has been a chief financial officer to public companies listed on the NASDAQ and the New York Stock Exchange (“NYSE”). He is well-versed in managing SEC reporting matters, along with working with major investment banks and other banking institutions. He also has worked closely with the largest U.S. private equity firms. Along with extensive experience with various consumer-facing channels, such as media, digital content, publishing, consumer packaged goods, and retail, his background also includes e-commerce and omni-channel expertise.

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An industry leader, Mr. Rutkowski specializes in leading enterprises through international expansions and developing new sales opportunities. At Warnaco, he led the expansion of a domestic company to a global company.

As a result of these business transactions, new revenues increased significantly and facilitated the increase in international sales to over 35% of the business. While at the Walt Disney Company, Mr. Rutkowski was instrumental in the launch/acquisition of animation studios around the world, developed international media distribution channels, and led expansions throughout Asia. At PETCO Animal Supplies, Inc., he developed an austerity program reducing fixed expenses by more than USD$60 million per year, led an acquisition of a USD$225 million e-commerce platform, and facilitated expansion plans in Mexico. Mr. Rutkowski attained his master in business administration degree from Michigan State University and his literature, science and arts/education degrees from the University of Michigan.

Hank Ratner

Mr. Ratner has been a director of the Board since July 2020. Mr. Ratner has more than three decades of experience holding top executive positions at leading sports, entertainment, media and technology companies. He currently serves as CEO of investment firm and strategic consulting practice Ratner Ventures. He has ownership interests in a portfolio of early stage and established businesses. Mr. Ratner was a member of the board of directors of MSG Networks (NYSE: MSGN) until its acquisition in July 2021 by Madison Square Garden Entertainment Corp. He is a current member of the board of directors of GF Sports and Entertainment, GF Events, and was Co-Chairman of WinView prior to the Transaction.

Mr. Ratner spent nearly 30 years at Cablevision Systems Corporation (“Cablevision”) and its affiliated companies until the sale of Cablevision to Altice in 2016. During that time, Mr. Ratner served as Vice Chairman of Cablevision, President and CEO of The Madison Square Garden Company (“MSG”) and Chief Operating Officer of AMC Networks (formerly Rainbow Media) where he helped lead each company through unprecedented periods of dynamic and enduring growth. From 2016 to 2018, Mr. Ratner served as President and CEO of Independent Sports and Entertainment, overseeing its transition from Relatively Sports into an integrated sports, media, entertainment and management company representing more than 300 NBA, NFL and MLB athletes.

Mr. Ratner was with MSG from 2003 to 2015 serving as President and CEO from 2009 to 2014 and Vice Chairman the rest of his tenure. While at MSG, Mr. Ratner managed some of the world’s most iconic venues and brands. The portfolio of properties included the legendary Madison Square Garden arena, The Theater at Madison Square Garden, Radio City Music Hall, The Radio City Rockettes, the Radio City Christmas Spectacular, the Chicago Theater, the Wang Theater in Boston and professional sports teams the New York Knicks, New York Rangers, and New York Liberty. Mr. Ratner spearheaded MSG’s strategic initiatives and acquisitions, including bringing multiple venues such as the Beacon Theatre in New York City and The Forum in Inglewood under MSG management, and securing a ground-breaking marketing partnership with JPMorgan Chase as the company’s first-ever Marquee Partner. In addition, Mr. Ratner oversaw the historic $1 billion transformation of the iconic Madison Square Garden arena, served as alternate governor to the NBA and NHL on behalf of the Knicks and Rangers from 2003 to 2015 and helped create the Billy Joel franchise, a record setting residency at Madison Square Garden. Mr. Ratner also managed the company’s media portfolio, including MSG Network and MSG Plus, two of the nation’s largest and most award-winning regional sports and entertainment networks, and national music network Fuse.

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As Vice Chairman for Cablevision from 2002 until 2016, Mr. Ratner worked closely with the executive team to help set corporate direction, and oversee major business partnerships and negotiations. Mr. Ratner helped guide the company through several strategic transactions, including the acquisition of MSG, securing significant partnerships in various cable networks with Liberty Media, NBC, Fox and MGM, and the spin-offs of MSG in 2010 and AMC Networks in 2011, both now standalone, public companies. Prior to serving as Vice Chairman of Cablevision, Mr. Ratner spent 15 years at AMC Networks in various positions including as Chief Operating Officer overseeing the operations of AMC, IFC, Bravo, WE tv, 10 Fox regional sports networks, two national sports networks, five News 12 regional news networks, Rainbow Advertising Sales Corporation, and IFC Films, among others.

Mr. Ratner was the founder of the Garden of Dreams Foundation, the non-profit that works closely with all areas of MSG and MSG Networks to positively impact the lives of children facing obstacles. Since its inception in 2006, the Foundation has provided unforgettable experiences for over 350,000 children and their families, with access and interaction with events and celebrities at MSG and its properties. Mr. Ratner was Chairman from the Foundation’s inception in 2006 until 2014 and remains a Board Member. Mr. Ratner is currently a member of the Board of Advisors of North Shore University Hospital, the flagship hospital of the Northwell Health System, and is also an Executive in Residence at The Zarb School of Business at Hofstra University. Mr. Ratner began his career as a corporate lawyer with the law firm Sullivan & Cromwell.

Bryan Reyhani

Mr. Reyhani is currently Managing Member of Woodgates Group, a consulting company which he formed in 2020. Prior to starting Woodgates Group, Mr. Reyhani was Managing Director of the Eastmore Group where he was responsible for various legal and business strategy in both the public and private markets. He began his professional career in the Office of General Counsel at Merrill Lynch (1999-2003). From there, he joined the financial services and regulatory practice group at Loeb & Loeb LLP, where he spent approximately nine years and made partner (2003-2012). In 2012, he co-founded his own law practice, Reyhani Nemirovsky LLP, where he and the firm handled a wide variety of regulatory matters, litigations and corporate disputes, and developed a specialty practice related to blockchain technology and cryptocurrencies.

In 2014, Mr. Reyhani co-founded SolidX Partners, a venture capital-backed startup in the developing digital asset capital markets arena. In February 2016, Mr. Reyhani was appointed the Chairman of the board of directors of NASDAQ listed FXCM (n/k/a GLBR; OTC), is currently on the Board of GLBR, and has handled various investor, regulatory, financing and corporate governance matters generally related to a publicly traded company. Mr. Reyhani graduated from Syracuse University, BA, Political Science, cum laude, and received his JD from Brooklyn Law School.

Rudolph Cline-Thomas	Mr. Cline-Thomas has served as director of the Board since July 2021. He is the Founder and Managing Partner of Mastry, a multistage venture fund, which counts world-class athletes, top CEOs, and influencers as limited partners to assist in creating top-tier platform-building opportunities. Mastry has made early investments in more than 80 companies including Robinhood, Marqeta, Grab, Dapper Labs, Allbirds, Uber, PagerDuty, Zoom, Cloudflare, Jumia, Qualtrics, Zuora, Hippo, HIMS, Datadog, GOAT, and Klarna.

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In 2021, Mr. Cline-Thomas launched commercial real estate investment firm Mastry Properties, a division of Mastry, to invest in developments that seek to empower the communities in which they are located. The first portfolio investment is a $1 billion joint venture with Tishman Speyer to develop the first phase of the Harvard Enterprise Research Campus (ERC), located in Allston, Massachusetts. Harvard ERC is a 900,000-square-foot future hub of innovation comprising a science lab, apartment units, hotel, and a conference center.

Leveraging his deep relationships in the worlds of sports and entertainment, Mr. Cline-Thomas was the mastermind and Executive Producer of the 2021 Sports Emmy-nominated “The Scheme,” HBO’s riveting look at the underbelly of college basketball. The revealing and no-holds-barred documentary focused on the federal government’s three-year investigation into college basketball corruption.

In 2017, Mr. Cline-Thomas founded The Players Technology Summit, which brings together leaders in the technology, venture capital, and sports communities to discuss tech investing, trends, partnerships, and future sports/tech initiatives.

Mr. Cline-Thomas serves on the Salesforce Global Advisory Board (NYSE: CRM). Mr. Cline-Thomas is a strategic advisor to Gucci, and a board advisor for Jumia Technologies (NYSE: JMIA) and Zuora (NYSE: ZUO). He also sits on the advisory board of Global Communities and is a member of the board of trustees for Providence College, where he earned his college degree.

Audit Committee Oversight

At no time since the commencement of the fiscal year ended August 31, 2020 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Audit Service Fees

The following table sets forth, by category, the aggregate fees for all services rendered by the Company’s external auditor, UHY McGovern Hurley LLP for the fiscal year ended August 31, 2019. On July 17, 2020 UHY McGovern Hurley LLP resigned as auditors and the Board appointed Baker Tilly WM LLP as the new auditors. As such, Baker Tilly WM LLP has conducted the audit for the fiscal year ended August 31, 2020.

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Service	Fiscal Year Ended August 31, 2020(5)	Fiscal Year Ended August 31, 2019(6)
Audit Fees (1)	$621,552	$280,000
Audit-related Fees (2)	Nil	Nil
Tax Fees (3)	Nil	Nil
All Other Fees (4)	Nil	Nil
Total	$621,552	$280,000

Notes:

(1)	“Audit fees” include fees rendered by the Company’s external auditor for professional services necessary to perform the annual audit and any quarterly reviews of the Company’s financial statements. This includes fees for the review of tax provisions and for accounting consultations on matters reflected in the financial statements.
(2)	“Audit-related fees” include fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and that are not included in the “Audit Fees” category.
(3)	“Tax fees” include fees for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.
(4)	“All other fees” include fees for products and services provided by the Company’s external auditor, other than services reported under the table heading “Audit Fees”, “Audit-Related Fees” or “Tax Fees”.
(5)	The Company’s auditor for the financial year ended August 31, 2020 was Baker Tilly WM LLP.
(6)	The Company’s auditor for the financial years ended August 31, 2019 was UHY McGovern Hurley LLP.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation Committee, as described in more detail under “Statement of Corporate Governance”, is responsible for reviewing, establishing and overseeing the compensation policies of the Company and compensation of the Named Executive Officers (as defined below). See “Audit Committee Disclosure – Relevant Education and Experience”, for a summary biography of each member of the Compensation Committee which sets out the relevant experience to the performance of his duties as a member of the Compensation Committee. Based on the recommendations of the Compensation Committee, the Board as a whole is responsible for determining the compensation paid to the executive officers and directors of the Company.

The Compensation Committee is currently comprised of Bryan Reyhani (Chair), Lawrence Rutkowski, and Hank Ratner. Each member of the Compensation Committee has been determined by the Board to be “independent” as such term is defined in NI 52-110.

Objectives of the Compensation Program

Executive compensation has been designed to encourage Management to make decisions and take actions that will result in the improvement of long-term shareholder value as reflected in the growth in assets and value of the Common Shares. The focus of the Company’s current compensation policy is to:

●	strengthen the relationship between compensation and enhancement of shareholder value by focusing on variable compensation, such as annual performance incentives and ownership of Common Shares, primarily by using options for acquiring Common Shares;
●	enhance the Company’s ability to attract, encourage and retain knowledgeable and experienced executives; and
●	balance the short-term and long-term business goals of the Company.

The key components of executive compensation include: (1) base salary; (2) a short-term incentive comprised of cash bonus awards and; (3) long-term incentives comprised primarily of stock option incentives, which are reviewed annually based on job performance as well as corporate performance and external competitive practices.

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The Compensation Committee does not set specific performance objectives in assessing the performance of its Management. Instead, the Compensation Committee looks at the performance of the Company and its Management and relies on its experience and judgment in determining the overall compensation package for Management. Compensation of Management (also referred to as “Named Executive Officers”, as defined below) as detailed in this Circular is not linked to the achievement of target results or improvement in the Common Share price on the markets on which they trade.

Summary Compensation Table for Named Executive Officers

The following table provides a summary of total compensation earned during the fiscal years ended August 31, 2020, 2019, and 2018 by the Company’s Chief Executive Officer and Chief Financial Officer, each of the three other most highly compensated executive officers of the Company who were serving as such as at the end of the applicable fiscal year and whose total compensation was, individually, more than C$150,000 (the “Other Executive Officers”), if any, and each other individual who would have been an Other Executive Officer but for the fact that such individual was neither serving as an executive officer, nor acting in a similar capacity, as at the end of the applicable fiscal year, if any, for services rendered in all capacities during such period (hereinafter, collectively, referred to as the “Named Executive Officers” or “NEO”). The Named Executive Officers of the Company for the purposes of this Circular are Louis Schwartz (CEO), Michael Munoz (CFO), Darren Cox (Former co-CEO), and Rob Suttie (Former CFO).

				Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary (CDN$)	Option-Based Awards (CDN$)(1)	Annual Incentive Plans (CDN$)	Long-Term Incentive Plans (CDN$)	All Other Compensation (CDN$)	Total Compensation (CDN$)
Louis Schwartz(2) CEO	2020	161,496	50,926	Nil	Nil	14,610	227,032
	2019	Nil	Nil	Nil	Nil	Nil	Nil
	2018	Nil	Nil	Nil	Nil	Nil	Nil

Michael Munoz(3) CFO	2020	87,477	29,393	Nil	Nil	11,942	128,812
	2019	Nil	Nil	Nil	Nil	Nil	Nil
	2018	Nil	Nil	Nil	Nil	Nil	Nil

Darren Cox(4) Former Co-CEO	2020	443,566	347,996	Nil	Nil	Nil	791,562
	2019	322,924	245,248	Nil	Nil	Nil	568,172
	2018	294,167	Nil	Nil	Nil	Nil	294,167

Rob Suttie(5) Former CFO	2020	96,922	Nil	Nil	Nil	Nil	96,922
	2019	126,527	Nil	Nil	Nil	Nil	126,527
	2018	11,490	Nil	Nil	Nil	Nil	11,490

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Notes:

(1)	When the Company issues stock options, it accounts for them using the fair value method for stock-based compensation as recommended under International Financial Reporting Standards (“IFRS”). The fair value of options is determined by using the Black-Scholes Option Pricing Model (which model is commonly used by junior public companies) with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Common Shares and expected life of the options.
(2)	Mr. Schwartz was appointed Co-CEO of the Company on May 8, 2020, together with Mr. Cox as the other Co-CEO. Previously, Mr. Schwartz served as the CEO of Frankly Inc. On November 3, 2020, Mr. Cox stepped down from his role as Co-CEO and Mr. Schwartz took on the role of CEO of the Company.
(3)	Mr. Munoz was appointed CFO of the Company on May 8, 2020. Previously, he served as CFO of Frankly Inc. from April 2018 to May 8, 2020.
(4)	Mr. Cox was appointed Co-CEO of the Company on May 8, 2020. Mr. Cox resigned from the role of Co-CEO on November 3, 2020 and from his role as director of the Company on December 31, 2020. Previously, he served as CEO of the Company from July 17, 2019 until May 8, 2020, and President and Director of the Company from April 8, 2019 until July 17, 2019. Prior to that, Mr. Cox served as the Chief Marketing Officer of the Company since July 2017.
(5)	Effective May 8, 2020, Mr. Suttie resigned from his role as CFO of the Company and was replaced by Michael Munoz, who is the Company’s current CFO.

Named Executive Officer Outstanding Option-Based and Share-Based Awards

The weight allocated to long-term incentives is based on a consideration of each NEO’s anticipated ability to influence the long-term growth and performance of the business, with the objective to strengthen the relationship between compensation and enhancement of Shareholder value. The CEO is considered to have the greatest influence on the long-term performance of the business. Accordingly, in addition to short-term cash compensation, the CEO receives the largest allocation of stock options and/or restricted share units. There is no relationship between the Company’s historical performance and the number of equity incentive awards granted. No stock appreciation rights, or shares or units subject to restrictions on resale or other incentives have been granted.

The table below reflects all option-based awards and share-based awards for each Named Executive Officer outstanding as at August 31, 2020 (including option-based awards and share-based awards granted to a Named Executive Officer before such fiscal year). The Company does not currently have any equity incentive plans other than its Omnibus Equity Incentive Plan (the “Omnibus Plan”) as described below.

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NAMED EXECUTIVE OFFICER OPTION–BASED AWARDS AND SHARE-BASED AWARDS OUTSTANDING AS AT AUGUST 31, 2020

Option-Based Awards(1)						Share-Based Awards
Name of Named Executive Officer	As at Fiscal Year Ended	Number of Securities Underlying Unexercised Options	Option Exercise Price (CDN$/ Security)	Option Expiration Date	Value of Unexercised In-the-Money Options (CDN$)(2)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Share-Based Awards not paid out or distributed
Louis Schwartz CEO	2020	807 730 340	106.50 106.50 106.50	Feb. 10, 2026 Mar. 3, 2027 Aug. 25, 2025	Nil. Nil. Nil.	119,048	1,386,909	Nil
Michael Munoz CFO	2020	46	106.50	Feb. 10, 2026	Nil.	40,079	466,920	Nil
Darren Cox Former Co-CEO	2020	41,666	11.25	Apr. 1, 2023	16,666	Nil.	N/A	N/A
Rob Suttie Former CFO	2020	40	157.50	Nov. 10, 2026	Nil	Nil.	N/A	N/A

Notes:

(1)	Each option entitles the holder to purchase one Common Share.
(2)	Value of unexercised options is equal to the difference between the closing price of the Common Shares on the TSXV on August 31, 2020 (being the last day of the Company’s most recently completed financial year that the Common Shares traded on the TSXV) of $11.65 and the exercise prices of options outstanding, multiplied by the number of Common Shares available for purchase under such options.

Incentive Award Plans

The following table provides information concerning the incentive award plans of the Company with respect to each Named Executive Officer during the fiscal year ended August 31, 2020. The only incentive award plan of the Company during the fiscal year 2020 is the Omnibus Plan (defined below). See below “Particulars of Matters to be Acted Upon – Re-Approval of the Omnibus Incentive Plan” for a description of the Omnibus Plan.

INCENTIVE AWARD PLANS – VALUE VESTED OR EARNED DURING THE FISCAL YEAR ENDED AUGUST 31, 2020

Name of Executive Officer	Option-Based Awards Value Vested During Fiscal 2020 (CDN$)	Non-Equity Incentive Plan Compensation Value Earned During Fiscal 2020 (CDN$)
Louis Schwartz CEO	Nil	Nil
Michael Munoz CFO	Nil	Nil
Darren Cox Former Co-CEO	264,496	Nil
Rob Suttie Former CFO	Nil	Nil

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Employment, Consulting and Management Contracts

Management functions of the Company and its subsidiaries are substantially performed by the Company’s directors and executive officers. During the year ended August 31, 2020, the Company did not enter into any contracts, agreements or arrangements with parties other than its directors and executive officers (or their personal holding company) for the provision of such management functions.

Louis Schwartz

The Company has an employment agreement with Louis Schwartz for his services as CEO which is effective as of May 1, 2021 (“Schwartz Agreement”). The annual base salary under the Schwartz Agreement is USD$500,000. The Schwartz Agreement has a term of two years from its effective date, which will automatically renew for subsequent periods of one year unless either party provides written notice at least 120 days prior to the expiration of the applicable period at such time. The Schwartz Agreement also provides for certain benefits, including health and medical insurance, and reimbursement for reasonable business expenses.

Under the Schwartz Agreement, Mr. Schwartz is entitled to receive a severance payment if terminated without cause, or in the event of resignation with good reason (as defined therein), equal to 18 months of his annual compensation, paid in monthly installments, and continued premium payments for health insurance to allow Mr. Schwartz to continue such insurance coverage for an 18-month period. In the event the Schwartz Agreement is terminated without cause or for good reason (both as defined therein), outstanding equity incentive awards held by Mr. Schwartz will vest through the end of the 18-month period. In the event there is a change of control (as defined therein) and within 12 months thereafter the Schwartz Agreement is terminated without cause or for good reason, accelerated vesting will apply to all outstanding equity incentive awards, including that performance-based awards will fully vest.

Tom Rogers

The Company has an employment agreement with Tom Rogers for his services as Executive Chairman which is effective as of May 1, 2021 (“Rogers Agreement”). The annual base salary under the Rogers Agreement is USD$475,000. The Rogers Agreement has a term of two years from its effective date, which will automatically renew for subsequent periods of one year unless either party provides written notice at least 120 days prior to the expiration of the applicable period at such time. The Rogers Agreement also provides for certain benefits, including health and medical insurance, and reimbursement for reasonable business expenses.

Under the Rogers Agreement, Mr. Rogers is entitled to receive a severance payment if terminated without cause, or in the event of resignation with good reason (as defined therein), equal to 18 months of his annual compensation, paid in monthly installments, and continued premium payments for health insurance to allow Mr. Rogers to continue such insurance coverage for an 18-month period. In the event the Mr. Rogers is terminated without cause or for good reason (both as defined therein), outstanding equity incentive awards held by Mr. Rogers will vest through the end of the 18-month period. In the event there is a change of control (as defined therein) and within 12 months thereafter the Rogers Agreement is terminated without cause or for good reason, accelerated vesting will apply to all outstanding equity incentive awards, including that performance-based awards will fully vest.

Compensation of Directors

Individual Director Compensation

The following table provides a summary of the compensation provided to the directors of the Company during the fiscal year ended August 31, 2020. Except as otherwise disclosed below, the Company did not pay any fees or compensation to directors for serving on the Board (or any committee) beyond reimbursing such directors for travel and related expenses and the granting of Awards (as defined herein) under the Omnibus Plan.

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DIRECTOR COMPENSATION TABLE

Name	Fiscal Year Ended	Fees Earned (CDN$)	Share-Based Awards (CDN$)	Option-Based Awards (CDN$)(1)	Non-Equity Incentive Plan Compensation (CDN$)	All Other Compensation (CDN$)	Total (CDN$)
Louis Schwartz(2)	2020	(2)	(2)	(2)	(2)	(2)	(2)
Bryan Reyhani	2020	Nil	99,051	131,248	Nil	Nil	230,299
Tom Rogers	2020	80,748	48,380	Nil	Nil	Nil	129,128
Hank Ratner	2020	Nil	16,568	Nil	Nil	Nil	16,568
Darren Cox(3)(4)	2020	(4)	(4)	(4)	(4)	(4)	(4)
Peter Liabotis(5)	2020	Nil	98,779	131,248	Nil	Nil	230,027
Steven Zenz(6)	2020	Nil	34,929	Nil	Nil	Nil	34,929

Notes:

(1)	When the Company issues stock options, it accounts for them using the fair value method for stock-based compensation as recommended under the IFRS. The fair value of options is determined by using the Black-Scholes Option Pricing Model (which model is commonly used by junior public companies) with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Common Shares and expected life of the options.
(2)	For disclosure regarding Mr. Schwartz’s compensation, see “Summary Compensation Table for Named Executive Officers” and “Named Executive Officer Outstanding Option-Based and Share-Based Awards”.
(3)	Mr. Cox resigned as a director of the Company on December 31, 2020.
(4)	For disclosure regarding Mr. Cox’s compensation, see “Summary Compensation Table for Named Executive Officers” and “Named Executive Officer Outstanding Option-Based and Share-Based Awards”.
(5)	Mr. Liabotis resigned as a director of the Company on January 8, 2021.
(6)	Mr. Zenz resigned as a director of the Company on February 26, 2021.

Director Outstanding Option-Based Awards and Share-Based Awards

The table below reflects all option-based awards and share-based awards for each director of the Company outstanding as at August 31, 2020. The Company does not have any equity incentive plan other than the Omnibus Plan.

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DIRECTOR OPTION–BASED AWARDS AND SHARE-BASED AWARDS OUTSTANDING

Option-Based Awards						Share-Based Awards
Name of Director	Fiscal Year Ended	Number of Securities Underlying Unexercised Options	Option Exercise Price (CDN$/ Security)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) (CDN$)	Number of Shares or Units of Shares that have not vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Share-Based Awards Not Paid Out or Distributed
Tom Rogers	2020	Nil	N/A	N/A	N/A	113,095	1,317,556	Nil
Bryan Reyhani	2020	20,833	11.25	Apr. 1, 2023	8,333	16,773	195,405	Nil
Peter Liabotis(2)	2020	20,833	11.25	Apr. 1, 2023	8,333(2)	16,384	190,873	Nil
Steven Zenz(3)	2020	Nil	N/A	N/A	N/A	14,764	172,000	Nil

Notes:

(1)	This column contains the aggregate value of in-the-money unexercised options as at the applicable year end, calculated based on the difference between the market price of the Common Shares underlying the options as at the close of day on the applicable year end, being $11.65 at August 31, 2020, and the exercise price of the options.
(2)	Mr. Liabotis resigned as a director of the Company on January 8, 2021 and all of these options were exercised.
(3)	Mr. Zenz resigned as a director of the Company on February 26, 2021.

Director Incentive Award Plans

Under the Omnibus Plan, all directors, officers, employees and consultants of the Company and/or its affiliates are eligible to receive awards of Common Share purchase options, restricted share units, and deferred share units (for more details, see Particulars of Matters to be Acted Upon – Re-Approval of the Omnibus Incentive Plan). The purpose of the Omnibus Plan is to provide the Company with a share ownership incentive to attract and motivate qualified directors, officers and employees of and consultants to the Company and its subsidiaries and thereby advance the Company’s interests and contribute toward its long term goals by affording such persons with an opportunity to acquire an equity interest in the Company through the Awards (as defined herein). Awards are made by and are within the discretion of the Company’s Board and are non-transferable (subject to certain exceptions).

Subject to shareholder and regulatory approval, the Company proposes to re-approve the Omnibus Plan at the Meeting (see “Particulars of Matters to be Acted Upon” – Re-Approval of the Omnibus Incentive Plan, below).

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Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides information regarding the number of Common Shares to be issued upon the exercise of outstanding options granted under the Omnibus Plan, and the weighted-average exercise price of said outstanding options, outstanding on August 31, 2020.

Plan Category	Fiscal Year Ended	Number of securities to be issued upon exercise of outstanding Options, RSUs, and DSUs (a)	Weighted-average exercise price of outstanding Options, RSUs, and DSUs (CAD$) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by Shareholders (the Omnibus Plan)	August 31, 2020	253,121 (Options) 402,372 (RSUs) Nil (DSUs)	17.41 (Options) N/A (RSUs) N/A (DSUs)	1,295,053 (Options)(1) 1,145,802 (RSUs & DSUs)(1)
Equity compensation plans not approved by Shareholders	August 31, 2020	Nil	Nil	Nil
Total		655,493	17.41	2,440,855(1)

Notes:

(1)	Pursuant to the Omnibus Plan, the total number of Common Shares reserved and available for grant and issuance pursuant to Options granted under the Omnibus Plan is 10% of the issued and outstanding Common Shares, from time to time. The maximum number of Common Shares available for issuance pursuant to the settlement of RSUs and DSUs (both as defined herein) is fixed at 1,548,174 Common Shares.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than as disclosed in this Circular (including in the financial statements of the Company for the fiscal year ended August 31, 2020), no directors, proposed Nominees for election as directors, executive officers or their respective associates or affiliates, or other Management of the Company are indebted to the Company as of the date hereof or were indebted to the Company at any time during the fiscal year ended August 31, 2020, and no indebtedness of such individuals to another entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Management is not aware of any material interest, direct or indirect, of any informed person of the Company, or any associate or affiliate of any such informed person, in any transaction since the commencement of the Company’s fiscal year ended August 31, 2020, or in any proposed transaction, that has materially affected or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the Company’s directors or officers, proposed nominees for election as directors of the Company or such persons’ associates and affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, except as disclosed in this Circular.

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PARTICULARS OF MATTERS TO BE ACTED UPON

Audited Financial Statements

The audited financial statements for the financial year ended August 31, 2020, and the report of the auditors thereon, will be submitted to the Meeting. Receipt at the Meeting of the Company’s financial statements and of the auditors’ report thereon will not constitute approval or disapproval of any matters referred to therein.

Election of Directors

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless a director’s office is earlier vacated in accordance with the provisions of the BCBCA, each director elected will hold office until the conclusion of the next annual general meeting of the Company.

The articles of the Company provide that the Board may consist of a minimum of one (1) and a maximum of ten (10) directors to be elected annually. The Board is currently composed of seven (7) directors: Tom Rogers, Louis Schwartz, Lawrence Rutkowski, Bryan Reyhani, Hank Ratner, Lori Conkling, and Rudolph Cline-Thomas. Management proposes to set the number of directors of the Company at six (6) for the ensuing year. Mr. Reyhani will not stand for re-election at the Meeting. It is proposed that all of the current members of the Board, with the exception of Mr. Reyhani, will be nominated at the Meeting (such directors, the “Nominees”).

In the absence of a contrary instruction, the person(s) designated by Management of the Company in the enclosed Proxy intend(s) to vote FOR the election as directors of the proposed Nominees whose names are set forth below, each of whom has been a director since the date indicated below opposite the proposed Nominee’s name.

Management does not contemplate that any of the proposed Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the Common Shares represented by properly executed proxies given in favour of such Nominee(s) may be voted by the person(s) designated by Management of the Company in the enclosed Proxy, in their discretion, in favour of another Nominee.

The following table sets forth information with respect to each Nominee, including the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by such person or the person’s associates or affiliates as at the Record Date. The information as to Common Shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Company, has been furnished by the respective proposed Nominees individually, and such information does not include Common Shares issuable upon the exercise of options, warrants or other convertible securities of the Company.

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Name, City, Province/State and Country of Residence	Present Occupation and Positions with the Company	Director Since	Independent	Common Shares Held(1)
Tom Rogers New York, New York, USA	Executive Chairman and Director of the Company since May 2020. Chairman and CEO of TRget Media, LLC, a media investment and operations advisory firm since June 2003.	May 2020	No	191,837
Louis Schwartz Atlanta, Georgia, USA	Co-CEO of the Company from May 2020 to November 2020, CEO of the Company since November 2020. Director of the Company since July 2020.	July 2020	No	208,443
Lawrence Rutkowski(2)(3)(4) California, USA	Director of the Company. President & owner of L&S Investments, L.L.C. Director of Stanley M. Proctor Co.	January 2021	Yes	6,398
Hank Ratner(2)(3)(4) New York, New York, USA	Director of the Company. CEO of investment firm and strategic consulting practice Ratner Ventures. Director of GF Sports and Entertainment, GF Events.	July 2020	Yes	114,193
Lori Conkling(3) New York, New York, USA	Director of the Company. Global Head of TV & Film Partnerships at YouTube. Fuqua School of Business Alumni Council at Duke University. Board of the T. Howard Foundation and Teach for America.	July 2021	Yes	523
Rudolph Cline-Thomas(2) New York, New York, USA	Director of the Company. Founder and Managing Partner of venture fund MASTRY. Founder of commercial real estate investment firm Mastry Properties. Serves on Salesforce Global Advisory Board (NYSE: CRM). Strategic advisor to Gucci. Board advisor for Jumia Technologies (NYSE: JMIA) and Zuora (NYSE: ZUO).	July 2021	Yes	562

Notes:

(1)	Information in the table above is derived from the Company’s review of insider reports filed with System for Electronic Disclosure by Insiders (SEDI) and from information furnished by the respective director Nominees.
(2)	Member of the Audit Committee.
(3)	Member of the Nominating and Governance Committee.
(4)	Member of the Compensation Committee.

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The following are brief biographies of each of the Nominees and detail each Nominee’s principal occupation for at least the previous five years:

Tom Rogers is Executive Chairman of the Company and has served as a director on the Board since May 2020. Prior to the Company’s acquisition (the “Transaction”) of Frankly, Inc. (“Frankly”) and WinView, Inc. (“WinView”), Mr. Rogers served as Chairman of the board of directors of Frankly since October 2016, and Executive Chairman of WinView since June 2016. From January 2018 until July 2021, Mr. Rogers served as Chairman of Captify, Limited, a UK based advertising technology company with offices in New York, Paris and Madrid. Mr. Rogers has been a director of Frequency, a creator and distributor of streaming video channels, since 2018. Mr. Rogers also has served since June 2003 and is currently still serving as Chairman and Chief Executive Officer of TRget Media, LLC, a media investment and operations advisory firm. From May 1981 to December 1986, Mr. Rogers served as Senior Counsel to the U.S. House of Representatives Telecommunications, Consumer Protection and Finance Subcommittee, where he was responsible for drafting a number of communications laws, including the Cable Act of 1984, which established a federal framework to replace a patchwork of local regulatory burdens. Thereafter, Mr. Rogers served as President of NBC Cable from August 1988 to October 1999 and served as Executive Vice President of The National Broadcasting Company (“NBC”) as well as NBC’s Chief Strategist from September 1992 to October 1999. At NBC, Mr. Rogers founded CNBC, and established the NBC/Microsoft cable channel and Internet joint venture, MSNBC. In addition, he served as Co-Chairman of the Arts and Entertainment and History Channels, and was responsible for overseeing many other cable channels, including Court TV, Bravo, American Movie Classics, Independent Film Channel, the National Geographic Channel, and numerous regional sports channels. From November 1999 to April 2003, Mr. Rogers served as Chairman and CEO of Primedia (NYSE: PRM) which at the time was the leading targeted media company in the US, where he oversaw such diverse properties as New York Magazine, Motor Trend, Seventeen, and Cable World. Mr. Rogers drove the digital development and online presence of scores of the company’s print properties. From July 2005 and September 2016, when the company was sold, Mr. Rogers served as President and CEO and then as Chairman of TiVo, Inc. (“TiVo”). Under Mr. Rogers’ leadership, TiVo emerged as the leader in providing cable operators worldwide with an advanced television user experience while also providing consumers the only retail cable set top box, and the media industry with an array of unique audience research data solutions. Mr. Rogers has also served as Chairman of the Board of Teleglobe (NASDAQ: TLGB), a leading international telecommunications, voice-over-internet, and mobile telephony provider from 2004 to 2006. He was also Chairman of the Board and a board member of Supermedia (NASDAQ: SPMD), the print and digital yellow pages spin off of Verizon. Mr. Rogers also served on the board of Dex Media (NASDAQ: DXM), a print and digital marketing company and successor company to Supermedia. Mr. Rogers holds a Bachelor of Arts from Wesleyan University and a J.D. from Columbia Law School. He has also been inducted into the Broadcasting Hall of Fame, as well as the Cable Hall of Fame.

Louis Schwartz served as the Co-Chief Executive Officer of the Company from May 2020 to November 2020, and serves as Chief Executive Officer since November 2020. Mr. Schwartz has also been a director of the Board since July 2020. Prior to the Transaction, Mr. Schwartz served as a director and Chief Executive Officer of Frankly since April 12, 2018. Previously, Mr. Schwartz served as Frankly’s Chief Operating Officer since February 2016 and Chief Financial Officer since July 2016. Mr. Schwartz joined Frankly in August 2015 in connection with the acquisition of Frankly Media and served as President of Frankly Media. Prior to that, Mr. Schwartz was the Chief Digital Officer of World Wrestling Entertainment, Inc., a professional wrestling entertainment company, where he oversaw all digital platforms and helped lead the development of the WWE Network, the first OTT 24/7 streaming network from October 2014. Mr. Schwartz also served as CEO of UUX from November 2012, an OTT video technology company, where he successfully led the merger of Totalmovie, a leading Latin American retail OTT service, with OTT Networks, an OTT video technology company. From March 2010 to March 2012, Mr. Schwartz served as CEO of the Americas and General Counsel for Piksel, a video technology company, and in May 2000, he co-founded Multicast Media Technologies, one of the first Internet video platform companies, which was sold to Piksel in March 2010. Mr. Schwartz graduated from Pennsylvania State University with a Bachelor of Science degree in Real Estate Finance before receiving a Juris Doctorate from the Mississippi College School of Law.

Lawrence Rutkowski is an accomplished senior executive of major corporations with more than 30 years of experience spanning finance, media, retail, private equity, online publishing, and technology. Leveraging extensive experience identifying strategic global opportunities and implementing international expansions, Mr. Rutkowski is a valuable asset for a company requiring advisory related to international operations, accounting, forecasting, internal controls, or financial analysis. His broad areas of expertise include strategic planning, managerial finance, debt financing, private equity, M&A, and investor relations. Mr. Rutkowski is a chief financial officer who leads management information system strategies, navigates U.S. Securities and Exchange Commission (“SEC”) filings, and drives M&A activities (a leader on over 100 business transactions). Currently, Mr. Rutkowski is an esteemed corporate advisor and board member of several corporations. Since December 2013, Mr. Rutkowski has served a member of the board of the Stanley M. Proctor Company in Twinsburg, OH. He has also been a key corporate advisor to the chief executive officers of boards of directors of Goal Structured Solutions in San Diego, CA and Logic Source in Norwalk, CT.

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Throughout his executive career, Mr. Rutkowski has held leadership positions with PETCO Animal Supplies, Inc., Warnaco, Inc., Primedia, NBC/General Electric, The Walt Disney Company, and NCR. At each of these companies, he was instrumental in enhancing their strategic planning and process accountability. He has been responsible for implementing turnaround plans that resulted in significant revenue growth, leveraging digital internet platforms to drive sales and market share, and leading a major company from bankruptcy to profitability.

Mr. Rutkowski has directed turnarounds resulting in increased stock price by more than 700% and a doubling of employees, in addition to over 100 strategic deal and business transactions. In addition, Mr. Rutkowski has been a chief financial officer to public companies listed on the NASDAQ and the New York Stock Exchange (“NYSE”). He is well-versed in managing SEC reporting matters, along with working with major investment banks and other banking institutions. He also has worked closely with the largest U.S. private equity firms. Along with extensive experience with various consumer-facing channels, such as media, digital content, publishing, consumer packaged goods, and retail, his background also includes e-commerce and omni-channel expertise.

An industry leader, Mr. Rutkowski specializes in leading enterprises through international expansions and developing new sales opportunities. At Warnaco, he led the expansion of a domestic company to a global company.

As a result of these business transactions, new revenues increased significantly and facilitated the increase in international sales to over 35% of the business. While at the Walt Disney Company, Mr. Rutkowski was instrumental in the launch/acquisition of animation studios around the world, developed international media distribution channels, and led expansions throughout Asia. At PETCO Animal Supplies, Inc., he developed an austerity program reducing fixed expenses by more than USD$60 million per year, led an acquisition of a USD$225 million e-commerce platform, and facilitated expansion plans in Mexico. Mr. Rutkowski attained his master in business administration degree from Michigan State University and his literature, science and arts/education degrees from the University of Michigan.

Hank Ratner has been a director of the Board since July 2020. Mr. Ratner has more than three decades of experience holding top executive positions at leading sports, entertainment, media and technology companies. He currently serves as CEO of investment firm and strategic consulting practice Ratner Ventures. He has ownership interests in a portfolio of early stage and established businesses. Mr. Ratner was a member of the board of directors of MSG Networks (NYSE: MSGN) until its acquisition in July 2021 by Madison Square Garden Entertainment Corp. He is a current member of the board of directors of GF Sports and Entertainment, GF Events, and was Co-Chairman of WinView prior to the Transaction.

Mr. Ratner spent nearly 30 years at Cablevision Systems Corporation (“Cablevision”) and its affiliated companies until the sale of Cablevision to Altice in 2016. During that time, Mr. Ratner served as Vice Chairman of Cablevision, President and CEO of The Madison Square Garden Company (“MSG”) and Chief Operating Officer of AMC Networks (formerly Rainbow Media) where he helped lead each company through unprecedented periods of dynamic and enduring growth. From 2016 to 2018, Mr. Ratner served as President and CEO of Independent Sports and Entertainment, overseeing its transition from Relatively Sports into an integrated sports, media, entertainment and management company representing more than 300 NBA, NFL and MLB athletes.

Mr. Ratner was with MSG from 2003 to 2015 serving as President and CEO from 2009 to 2014 and Vice Chairman the rest of his tenure. While at MSG, Mr. Ratner managed some of the world’s most iconic venues and brands. The portfolio of properties included the legendary Madison Square Garden arena, The Theater at Madison Square Garden, Radio City Music Hall, The Radio City Rockettes, the Radio City Christmas Spectacular, the Chicago Theater, the Wang Theater in Boston and professional sports teams the New York Knicks, New York Rangers, and New York Liberty. Mr. Ratner spearheaded MSG’s strategic initiatives and acquisitions, including bringing multiple venues such as the Beacon Theatre in New York City and The Forum in Inglewood under MSG management, and securing a ground-breaking marketing partnership with JPMorgan Chase as the company’s first-ever Marquee Partner. In addition, Mr. Ratner oversaw the historic $1 billion transformation of the iconic Madison Square Garden arena, served as alternate governor to the NBA and NHL on behalf of the Knicks and Rangers from 2003 to 2015 and helped create the Billy Joel franchise, a record setting residency at Madison Square Garden. Mr. Ratner also managed the company’s media portfolio, including MSG Network and MSG Plus, two of the nation’s largest and most award-winning regional sports and entertainment networks, and national music network Fuse.

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As Vice Chairman for Cablevision from 2002 until 2016, Mr. Ratner worked closely with the executive team to help set corporate direction, and oversee major business partnerships and negotiations. Mr. Ratner helped guide the company through several strategic transactions, including the acquisition of MSG, securing significant partnerships in various cable networks with Liberty Media, NBC, Fox and MGM, and the spin-offs of MSG in 2010 and AMC Networks in 2011, both now standalone, public companies. Prior to serving as Vice Chairman of Cablevision, Mr. Ratner spent 15 years at AMC Networks in various positions including as Chief Operating Officer overseeing the operations of AMC, IFC, Bravo, WE tv, 10 Fox regional sports networks, two national sports networks, five News 12 regional news networks, Rainbow Advertising Sales Corporation, and IFC Films, among others.

Mr. Ratner was the founder of the Garden of Dreams Foundation, the non-profit that works closely with all areas of MSG and MSG Networks to positively impact the lives of children facing obstacles. Since its inception in 2006, the Foundation has provided unforgettable experiences for over 350,000 children and their families, with access and interaction with events and celebrities at MSG and its properties. Mr. Ratner was Chairman from the Foundation’s inception in 2006 until 2014 and remains a Board Member. Mr. Ratner is currently a member of the Board of Advisors of North Shore University Hospital, the flagship hospital of the Northwell Health System, and is also an Executive in Residence at The Zarb School of Business at Hofstra University. Mr. Ratner began his career as a corporate lawyer with the law firm Sullivan & Cromwell.

Lori Conkling has served as director of the Board since July 2021. Ms. Conkling is the Global Head of Media Partnerships at YouTube. As such, she oversees programming, packaging and business development for YouTube’s AVOD, SVOD, TVOD and PayTV services. She and her team negotiate all content deals with broadcasters, cable networks, movie studios, regional sports networks and local affiliates across these platforms. She is also a lead representative for YouTube to industry organizations, influencers, advertisers, distribution partners and YouTube creators.

Prior to joining YouTube, Conkling was Executive Vice President, Strategy and Business Development of Digital Enterprises at NBCUniversal (“NBCU”). As such, she was responsible for executing progressive business strategies for NBCU’s new and existing digital businesses, driving innovation and monetizing cross-platform content. She oversaw NBCU’s digital investments, in addition to executing commercial deals that expanded NBCU’s reach across the multi-platform ecosystem.

Ms. Conkling previously held distribution roles at The Walt Disney Company, Lifetime Networks and A+E Networks. While at Disney, Ms. Conkling was instrumental in the successful launch of ESPNU, ESPN’s college sports network.

Among her achievements, Ms. Conkling has been named one of CableFAX’s Most Powerful Women in Cable for the past ten years and was inducted into Multichannel News’ Wonder Women Class of 2011. She currently sits on the Fuqua School of Business Alumni Council at Duke University and is on the Board of the T. Howard Foundation and Teach for America.

Ms. Conkling received a B.S. in Business Administration from the University of Southern California and an MBA from Duke University.

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Rudolph Cline-Thomas has served as director of the Board since July 2021. He is the Founder and Managing Partner of Mastry, a multistage venture fund, which counts world-class athletes, top CEOs, and influencers as limited partners to assist in creating top-tier platform-building opportunities. Mastry has made early investments in more than 80 companies including Robinhood, Marqeta, Grab, Dapper Labs, Allbirds, Uber, PagerDuty, Zoom, Cloudflare, Jumia, Qualtrics, Zuora, Hippo, HIMS, Datadog, GOAT, and Klarna.

In 2021, Mr. Cline-Thomas launched commercial real estate investment firm Mastry Properties, a division of Mastry, to invest in developments that seek to empower the communities in which they are located. The first portfolio investment is a $1 billion joint venture with Tishman Speyer to develop the first phase of the Harvard Enterprise Research Campus (ERC), located in Allston, Massachusetts. Harvard ERC is a 900,000-square-foot future hub of innovation comprising a science lab, apartment units, hotel, and a conference center.

Leveraging his deep relationships in the worlds of sports and entertainment, Mr. Cline-Thomas was the mastermind and Executive Producer of the 2021 Sports Emmy-nominated “The Scheme,” HBO’s riveting look at the underbelly of college basketball. The revealing and no-holds-barred documentary focused on the federal government’s three-year investigation into college basketball corruption.

In 2017, Mr. Cline-Thomas founded The Players Technology Summit, which brings together leaders in the technology, venture capital, and sports communities to discuss tech investing, trends, partnerships, and future sports/tech initiatives.

Mr. Cline-Thomas serves on the Salesforce Global Advisory Board (NYSE: CRM). Mr. Cline-Thomas is a strategic advisor to Gucci, and a board advisor for Jumia Technologies (NYSE: JMIA) and Zuora (NYSE: ZUO). He also sits on the advisory board of Global Communities and is a member of the board of trustees for Providence College, where he earned his college degree.

Orders, Penalties and Bankruptcies

To the knowledge of the Company, as of the date hereof, no Nominee, except as described below:

(a)	is, or has been, within 10 years before the date hereof, a director, CEO or CFO of any company (including the Company) that:

(i) was subject to an order that was issued while the proposed director was acting in the capacity as director, CEO or CFO, or

(ii) was subject to an order that was issued after the proposed director ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO;

(b)	is, or has been, within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while such Nominee was acting in that capacity, or within a year of such Nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such Nominee.

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For the purposes of the above section, the term “order” means:

(a)	a cease trade order, including a management cease trade order;

(b)	an order similar to a cease trade order; or

(c)	an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for a period of more than 30 consecutive days.

To the knowledge of the Company, as of the date hereof, no Nominee has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body,

that would likely be considered important to a reasonable Shareholder in deciding to vote for a proposed director.

June 2020 Cease Trade Order

On June 22, 2020, the Ontario Securities Commission (“OSC”) issued a temporary cease trade order against the Company for failure to file its second quarter interim financial statements for the six-month period ended February 29, 2020, the related management’s discussion and analysis and certificates of its CEO and CFO (the “Q2 Filings”). On July 8, 2020, the Company filed the Q2 Filings. The OSC lifted the cease trade order on July 10, 2020. The Company was reinstated for trading on the TSXV and the Common Shares resumed trading on July 27, 2020. At the time, Louis Schwartz, Tom Rogers and Michael Munoz were directors or officers of the Company.

Appointment of Auditor

Effective July 17, 2020, UHY McGovern Hurley LLP, Chartered Accountants, (“McGovern Hurley”) resigned as the auditors for the Company and also effective July 17, 2020, Baker Tilly WM LLP, Chartered Accountants, (“Baker Tilly”) were appointed as the auditors of the Company, with offices at 1400 – 200 University Avenue, Toronto, Ontario, Canada. McGovern Hurley were previously the auditors of the Company since November 26, 2018. The appointment of Baker Tilly has been considered by the Audit Committee and the Board. There was no “reportable event” within the meaning of NI 51-102.

In accordance with Section 4.11 of NI 51-102, a notice of change of auditor was sent to McGovern Hurley and Baker Tilly, each of which provided a letter to the securities regulatory authority in each province where the Company is a reporting issuer stating that they agree with the statements in the notice of change of auditor. Those statements include (i) that there have been no reservations in the reports of McGovern Hurley on the financial statements of the Company for the two most recently completed fiscal years and (ii) that there have been no “reportable events” (as defined in NI 51-102).

A reporting package, as defined in NI 51-102, is attached as Schedule “B” to this Circular and includes the notice of change of auditor and the above-mentioned letters from RSM and KPMG to the applicable securities regulatory authorities.

The persons named in the accompanying form of proxy will, in the absence of specifications or instructions to withhold from voting on the form of proxy, vote FOR the appointment of Baker Tilly as the auditors of the Company, to hold office until the next annual meeting of shareholders of the Company and to authorize the Board to fix such auditor’s remuneration.

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Re-Approval of the Omnibus Incentive Plan

The Board has approved the adoption of the Omnibus Plan, a copy of which is attached as Schedule “C” to this Circular, which it believes is in the best interests of the Company and Shareholders. Shareholders previously approved the Omnibus Plan at the last shareholder meeting held on July 15, 2020. Pursuant to the policies of the TSXV, Shareholders will again be asked to vote on and, if deemed appropriate, re-approve the Omnibus Plan at this year’s meeting. In accordance with internal TSXV policies, the Omnibus Plan will require disinterested shareholder approval, meaning Common Shares held by directors and officers and other insiders to whom Awards may be granted under the Omnibus Plan (as well as their respective affiliates and associates) will be excluded from voting on the re-approval of the Omnibus Plan.

The following is a description of the key terms of the Omnibus Plan, which is qualified in its entirety by reference to the full text of the Omnibus Plan, a copy of which is attached as Schedule “C” to this Circular. The relevant figures in the Omnibus Plan have been updated to reflect the consolidation of the Company’s securities on the basis of fifteen post-consolidation Common Shares for every one post-consolidation Common Share, which took effect on August 13, 2020, subsequent to the last approval of the Omnibus Plan.

Summary of Material Terms

All directors, officers, employees and consultants of the Company and/or its affiliates (“Eligible Participants”) are eligible to receive awards of Common Share purchase options (“Options”) restricted share units (“RSUs”), and deferred share units (“DSUs” and collectively with the Options and RSUs, the “Awards”).

The Omnibus Plan would provide the Board with the flexibility to make broader and different forms of equity awards for the Eligible Participants and thereby maintain a competitive compensation structure. Further, the use of a wider range of equity-based compensation as part of a total compensation package gives the Board more flexibility in setting the base salaries of the various Eligible Participants. This would give the Company greater control over the management of its fixed cash expenses in the area of employee compensation.

Under the Omnibus Plan, the total number of Common Shares reserved and available for grant and issuance pursuant to Options shall not exceed 10% of the issued and outstanding Common Shares. For so long as the Company is listed on the TSXV or on another exchange that requires the Company to fix the number of Common Shares to be issued in settlement of Awards that are not Options, the maximum number of Common Shares available for issuance pursuant to the settlement of RSUs and DSUs together shall be an aggregate of 1,548,174 Common Shares.

The aggregate number of Common Shares for which Awards may be issued to any one participant in any 12-month period shall not exceed 5% of the outstanding Common Shares, unless the Company obtains disinterested shareholder approval as required by the policies of the TSXV. The aggregate number of Common Shares for which Awards may be issued to any one consultant within any 12-month period shall not exceed 2% of the outstanding Common Shares, calculated on the date an Award is granted to the consultant. The aggregate number of Common Shares for which Options may be issued to any persons retained to provide Investor Relations Activities (as defined by the TSXV) within any 12-month period shall not exceed 2% of the outstanding Shares, calculated on the date an Option is granted to such persons.

Further, unless disinterested shareholder approval as required by the policies of the TSXV is obtained: (i) the maximum number of Common Shares for which Awards may be issued to insiders of the Company (as a group) at any point in time shall not exceed 10% of the outstanding Common Shares; and (ii) the aggregate number of Awards granted to insiders of the Company (as a group), within any 12-month period, shall not exceed 10% of the outstanding Common Shares, calculated at the date an Award is granted to any insider.

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The Board may not grant Awards to Directors if, after giving effect to such grant of Awards, the aggregate number of Common Shares issuable to Directors, at the time of the grant, would exceed 2% of the total issued and outstanding Common Shares on a non-diluted basis, provided that such limit shall not apply to (i) Awards taken in lieu of any cash retainer or meeting director fees, and (ii) a one-time initial grant to a Director upon such Director joining the Board.

The Board may provide the circumstances in which Awards shall be exercised, vested, paid or forfeited in the event a participant ceases to provide service to the Company or any affiliate of the Company prior to the end of a performance period or exercise or settlement of such Award. On the occurrence of a Change in Control (as such term is defined in the Omnibus Plan) and unless otherwise provided in an Award Agreement (as such term is defined in the Omnibus Plan) or a written employment contract between the Company and a participant and except as otherwise set out as follows, the Board, may provide that: (1) the successor corporation or entity will assume each Award or replace it with a substitute Award on terms substantially similar to the existing Award; (2) the Awards will be surrendered for a cash payment made by the successor corporation or entity equal to the fair market value thereof; or (3) any combination of the foregoing will occur, provided that the replacement of any Option with a substitute Option shall comply with the provisions of subsection 7(1.4) of the Income Tax Act (Canada) and the replacement of any Award with a substitute Option, DSU or RSU shall be such that the substitute Award shall continuously be governed by section 7 of the Income Tax Act (Canada).

If within 12 months following a Change in Control (unless otherwise provided in an Award Agreement or a written employment contract between the Company and a participant), a participant or a participant’s service, consulting relationship, or employment with the Company, or continuing entity is terminated without cause, or the participant resigns from his or her employment as a result of either (i) the Company requiring the participant to be based at a location in excess of one hundred (100) kilometers from the location of the participant’s principal job location or office immediately prior to a Change in Control; or (ii) a reduction in the participant’s base salary, or a substantial reduction in the participant’s target compensation under any incentive compensation plan, as in effect as of the date of a Change in Control, then all Awards then held by such participant (and, if applicable, the time during which such Awards may be exercised) shall immediately vest. In the event that an Award is subject to vesting upon the attainment of Performance Criteria (as defined in the Omnibus Plan), then the number of Options or RSUs that shall immediately vest will be determined by multiplying the Award Agreement by the pro rata Performance Criteria achieved by the Termination Date (as defined in the Omnibus Plan).

The Board may amend the Omnibus Plan or any Award at any time without the consent of a participant provided that such amendment shall (i) not adversely alter or impair any Award previously granted except as permitted by the terms of the Omnibus Plan, (ii) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the TSXV, and (iii) be subject to shareholder approval, where required by law, the requirements of the TSXV or the Omnibus Plan, provided however that shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to: (A) amendments of a general housekeeping or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the Omnibus Plan; and (B) changes that alter, extend or accelerate the terms of vesting or settlement applicable to any Award provided that for Options it does not entail an extension beyond the original expiry date.

As described in the Omnibus Plan, the following amendments require the approval of Shareholders: (i) a change to the maximum number of Common Shares that may be made the subject of Awards under the Omnibus Plan; (ii) any amendment which reduces the exercise price of any Award, as applicable, after such Awards have been granted or any cancellation of an Award and the substitution of that Award by a new Award with a reduced price; (iii) any amendment which extends the expiry date of any Award, or the restriction period of any RSU beyond the original expiry date; (iv) any amendment which would have the potential of broadening or increasing participation by insiders; (v) any amendment which would permit any Award granted under the Omnibus Plan to be transferable or assignable by any participant other than for normal estate settlement purposes; (vi) any amendment which increases the maximum number of Shares that may be (a) issuable to insiders, associates of such insiders, consultants or persons retained to provide Investor Relations Activities at any time; or (b) issued to insiders, associates of such insiders, consultants or persons retained to provide Investor Relations Activities under the Omnibus Plan and any other proposed or established share compensation arrangement in a one-year period; (vii) increase limits imposed on the participation of non-employee directors that are not officers or employees of the Company; (viii) otherwise cause the Omnibus Plan to cease to comply with any tax or regulatory requirement, including for these purposes any approval or other requirement; or (ix) any amendment to the amendment provisions of the Omnibus Plan. Common Shares held directly or indirectly by insiders benefiting from the amendments in sections (ii) and (iii) above shall be excluded when obtaining such shareholder approval.

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The Board may, subject to regulatory approval, discontinue the Omnibus Plan at any time without the consent of the participants provided that such discontinuance shall not materially and adversely affect any Awards previously granted to a Participant under the Omnibus Plan.

The Board (or the designate committee of the Board) may, by resolution, but subject to applicable regulatory approvals, decide that any of the provisions of the Omnibus Plan concerning the effect of termination of the participant’s employment shall not apply for any reason acceptable to the Board (or a committee thereof).

All Awards granted under the Omnibus Plan are non-transferable in any manner, including assignment, except as may be permitted by the Board (or the designate committee of the Board), or as specifically provided in the agreement for an Award granted under the Omnibus Plan.

Options

The Board shall determine, at the time of granting the particular Option, the period during which the Option is exercisable, commencing on the date such Option is granted to the participant and ending as specified in the Omnibus Plan or in the underlying option agreement, but in no event shall an Option expire on a date which is later than ten (10) years from the date the Option is granted. Unless otherwise determined by the Board, all unexercised Options shall be cancelled at the expiry of such Options. The exercise price for Common Shares that are the subject of any Option shall be fixed by the Board when such Option is granted, but shall not be less than the “Market Value” (as defined in the Omnibus Plan) of such Common Shares at the time of the grant. Unless otherwise set forth in the option agreement or outlined in the Omnibus Plan, the vesting of Options will not commence before the 1st anniversary from when they are granted.

Should the expiration date for an Option fall within a “Black-Out Period” (as defined in the Omnibus Plan) or within ten (10) business days following the expiration of a Black-Out Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth business day after the end of the Black-Out Period, such tenth business day to be considered the expiration date for such Option for all purposes under the Omnibus Plan. The ten (10) business day period may not be extended by the Board.

DSUs

The Omnibus Plan also provides the Board with the authority to grant DSUs to participants. DSUs represent a contractual right to receive a payment in cash or in Common Shares, that is only made after the termination, retirement, or death of the holder of the DSU. Under the Omnibus Plan, DSUs may only be granted to an “Eligible Director”, defined as any Board member who, at the time of execution of a grant agreement, and at all times thereafter while they continue to serve as a member of the Board, are not officers, senior executives or other employees of the Company or consultants or service providers providing ongoing services to the Company and its affiliates. Each Eligible Director may receive all or a portion of his or her annual retainer fee in the form of a grant of DSUs in each fiscal year. The number of DSUs shall be calculated as the applicable portion of the Eligible Director’s annual retainer fee divided by the Market Value (as defined in the Omnibus Plan). At the discretion of the Board, fractional DSUs will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

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Subject to the vesting and other conditions and provisions set forth in the Omnibus Plan and in the DSU Agreement (as defined in the Omnibus Plan), the Board shall determine whether each DSU awarded to a participant shall entitle the participant: (i) to receive one Common Share issued from treasury; (ii) to receive the cash equivalent of one Common Share; or (iii) to elect to receive either one Common Share from treasury, the cash equivalent of one Common Share or a combination of cash and Common Shares.

Each Eligible Director shall be entitled to redeem his or her DSUs during the period commencing on the business day immediately following the Termination Date and ending on the date that is two years following such termination date, or a shorter such redemption period set out in the relevant DSU Agreement, by providing a written notice of settlement to the Company setting out the number of DSUs to be settled and the particulars regarding the registration of the Common Shares issuable upon settlement (the “DSU Redemption Notice”).

If a DSU Redemption Notice is not received by the Company on or before the 90th day following the Termination Date, the Eligible Director shall be deemed to have delivered a DSU Redemption Notice and the Company shall redeem all of the Eligible Director’s DSUs in exchange for Common Shares to be delivered to the Eligible Director, administrator or liquidator of the estate of the Eligible Director or the cash equivalent of the shares, as applicable.

Notwithstanding any other provision of the Omnibus Plan, in the event that (i) a DSU Redemption Notice is received during a Black-Out Period or other trading restriction imposed by the Company; or (ii) the Eligible Director has not delivered a DSU Redemption Notice and the 90th day following the Termination Date falls during a Black-Out Period or other trading restriction imposed by the Company, then settlement of the applicable DSUs shall be automatically extended to the tenth (10th) business day following the date that such Black-Out Period or other trading restriction is lifted, terminated or removed.

RSUs

The Omnibus Plan also authorizes the Board to grant RSUs, which provide a contractual right to receive Common Shares, vesting over a three-year period. RSUs add a medium-term incentive option to the Company’s compensation program. RSUs are considered “medium-term” incentives because they vest from one to three years from the date of grant. The RSUs are subject to such restrictions and conditions as the Board may determine at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives.

For each award of RSUs, the Board shall establish the period in which any Performance Criteria and other vesting conditions must be met in order for a participant to be entitled to receive Common Shares in exchange for all or a portion of the RSUs held by such participant (the “Performance Period”), provided that such Performance Period may be no longer than three (3) years after the calendar year in which the Award was granted.

Subject to the vesting and other conditions and provisions set forth in the Omnibus Plan and in an underlying RSU Agreement, the Board shall determine whether each RSU awarded to a Participant shall entitle the Participant: (i) to receive one Common Share issued from treasury; (ii) to receive the “Cash Equivalent” of one Common Share; or (iii) to elect to receive either one Common Share from treasury, the Cash Equivalent of one Common Share or a combination of cash and Common Shares.

The vesting determination date means the date on which the Board determines if the Performance Criteria and/or other vesting conditions with respect to a RSU have been met (the “RSU Vesting Determination Date”), and as a result, establishes the number of RSUs that become vested, if any.

Except as otherwise provided in an underlying RSU Agreement, all of the vested RSUs covered by a particular grant shall be settled as soon as practicable and in any event within ten (10) Business Days following their RSU Vesting Determination Date and, subject to Article 5.2 of the Omnibus Plan, no later than the end of the restriction period determined by the Board (the “RSU Settlement Date”).

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Settlement of RSUs shall take place promptly following the RSU Settlement Date and take the form set out in an RSU settlement notice through: (a) in the case of settlement of RSUs for their Cash Equivalent, delivery of a cheque to the Participant representing the Cash Equivalent; (b) in the case of settlement of RSUs for Common Shares, delivery of a share certificate to the Participant or the entry of the Participant’s name on the share register for the Common Shares; or (c) in the case of settlement of the RSUs for a combination of Common Shares and the Cash Equivalent, a combination of (a) and (b).

Notwithstanding any other provision of the Omnibus Plan, in the event that an RSU Settlement Date falls during a Black-Out Period or other trading restriction imposed by the Company and the Participant has not delivered an RSU settlement notice, then such RSU Settlement Date shall be automatically extended to the tenth (10th) business day following the date that such Black-Out Period or other trading restriction is lifted, terminated or removed.

Conclusion

With shareholder approval of the Omnibus Plan, the main components of the compensation program will be:

●	the fixed base salary;

●	short-term incentives – the annual discretionary cash bonus; and

●	medium and long-term equity-based incentives – Options, DSUs and RSUs.

The Omnibus Plan serves several purposes for the Company. One purpose is to develop the interests of Eligible Participants in the growth and development of the Company by providing such persons with the opportunity to acquire a proprietary interest in the Company. All Eligible Participants are considered eligible to be selected to receive an Award under the Omnibus Plan. Another purpose is to attract and retain key talent and valuable Eligible Participants, who are necessary to the Company’s success and reputation, with a competitive compensation mechanism. Finally, the Omnibus Plan will align the interests of the participants with those of the Company’s shareholders by devising a compensation mechanism which encourages the prudent maximization of distributions to shareholders and long-term growth.

As of the date hereof, there were an aggregate of 670,560 Options, Nil DSUs, and 490,174 RSUs outstanding under the existing Omnibus Plan (or approximately 7.5% of the total issued and outstanding Common Shares). The Omnibus Plan will be administered by the Board of the Company or such committee as may be designated by the Board to administer the Omnibus Plan. The Omnibus Plan must be renewed at each annual shareholder meeting according to TSXV rules.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve the Omnibus Plan (the “Omnibus Resolution”), as follows:

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.	The Omnibus Plan substantially as described in the Management Information Circular of Engine Media Holdings, Inc. (the “Company”) dated August 19, 2021, is hereby approved, ratified and confirmed.

2.	The Omnibus Plan be authorized and approved as the stock option plan and equity incentive plan of the Company, subject to any limitations imposed by applicable regulations, laws, rules and policies.

3.	Any officer or director of the Company is authorized and directed to execute and deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as in the opinion of such officer or director may be necessary or desirable to give effect to this resolution.”

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In order to be adopted, the Omnibus Resolution must be passed by a simple majority of the votes cast in person or by proxy, at the Meeting, of disinterested shareholders. All directors and senior officers and their associates and affiliates will be excluded from voting on the Omnibus Resolution, including, Tom Rogers, Louis Schwartz, Lawrence Rutkowski, Bryan Reyhani, Hank Ratner, Lori Conkling, Rudolph Cline-Thomas, and Michael Munoz. As of the date hereof, the Company has advised that a total of 562,287 Common Shares will be excluded from voting on the Omnibus Resolution.

The Board unanimously recommends that the shareholders vote FOR the Omnibus Resolution. It is intended that the Common Shares represented by proxies in favour of management nominees will be voted in favour of the Omnibus Resolution in the absence of direction to the contrary from the shareholder appointing them. An affirmative vote of a majority of the votes cast by disinterested shareholders at the meeting is sufficient for approval of the Omnibus Resolution.

Shares for Services

The Company has entered into two shares for services agreements both dated June 29, 2021 (the “Shares for Services Agreements”), with Jeremy Haile, who serves as the Company’s Executive Vice President of Data and Analytics and as the Chief Executive Officer of Sideqik, Inc. (“Sideqik”), a subsidiary of the Company, and with Tremain McGlown, who serves as the Company’s Chief Commercial Officer and as the Senior Vice President of Revenue for Sideqik.

The Shares for Services Agreements have a three-year term. At the end of each contract year, the Company is to pay an annual fee to Mr. Haile and Mr. McGlown in amounts that are based on the achievement of certain revenue targets by Sideqik. Such annual fee is payable in whole or in part in Common Shares. The Shares for Services Agreements provide that the number of Common Shares to be issued will be calculated based on the closing price of the Company’s shares at the end of each contract year, with such closing price discounted by 15%, subject to a minimum conversion price of US$11.69. The maximum total payments to be made to Mr. Haile over the three-year term will not exceed 128,314 Common Shares and the maximum total payments to be made to Mr. McGlown over the three-year term will not exceed 42,771 Common Shares.

Pursuant to TSXV Policy 4.3 – “Shares for Debt” (“Policy 4.3”), the amount of debt that may be settled with an issuer’s common shares is subject to a maximum of $2,500 per month. As such, the maximum annual dollar value of Common Shares that can be issued pursuant to Policy 4.3 is $30,000 per creditor per year. The Shares for Services Agreements provide for an aggregate maximum payment of US$2,000,000 to Mr. Haile and Mr. McGlown, which may be satisfied in whole or in part by the issuance of Common Shares to Mr. Haile and Mr. McGlown. Assuming that (i) revenue targets are fully met, (ii) the payment of annual fees is wholly satisfied by the issuance of Common Shares, and (iii) the minimum conversion price of US$11.69 is used in the calculation of shares to be issued, a maximum aggregate amount of 171,085 Common Shares may be issued pursuant to the Shares for Services Agreements.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve the Shares for Services Agreements (the “Shares for Services Resolution”), as follows:

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.	the shares for services agreement between the Company and Jeremy Haile dated June 29, 2021 and the shares for services agreement between the Company and Tremain McGlown dated June 29, 2021 (the “Shares for Services Agreements”), be and are hereby approved;

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2.	the annual issuance during the three-year terms of the Shares for Services Agreements of such number of common shares of the Company (“Common Shares”) as is required to satisfy obligations of the Company arising from annual fees owed pursuant to the Shares for Services Agreements to Jeremy Haile and Tremain McGlown, subject to a maximum aggregate issuance of 171,085 Common Shares, is hereby approved;

3.	the Company be and it is hereby authorized to take all such further actions, to execute and deliver all agreements, instruments and documents relating to, contemplated by, necessary or desirable in connection with the issuance of Common Shares for services described in the foregoing resolutions (all such other agreements, instruments and documents are hereinafter collectively referred to as the “Other Documents”), in the name and on behalf of the Company and under its corporate seal or otherwise and to pay all such fees and expenses contemplated by the issuance of Common Shares for services and the Other Documents or which shall be incurred in connection therewith or which are otherwise necessary, proper or advisable in connection therewith; and

4.	any officer or director of the Company (the “Authorized Officer”) be and is hereby authorized to execute and deliver the Other Documents in the name and on behalf of the Company and under its corporate seal or otherwise, on such terms and conditions and in such form deemed necessary or desirable and approved by such Authorized Officer with such changes and modifications thereto as such Authorized Officer may in his or her discretion approve, which approval shall be conclusively evidenced by the execution of the Other Documents by such Authorized Officer.”

In order to become effective, the Shares for Services Resolution must be approved by a simple majority of the votes cast in person or by proxy, at the Meeting, of disinterested shareholders, being all of the Shareholders of the Company except Jeremy Haile and Tremain McGlown. As of the date hereof, the Company has advised that a total of 44,165 Common Shares will be excluded from voting on the Shares for Services Resolution.

The Board unanimously recommends that the shareholders vote FOR the Shares for Services Resolution. It is intended that the Common Shares represented by proxies in favour of management nominees will be voted in favour of the Shares for Services Resolution in the absence of direction to the contrary from the shareholder appointing them. An affirmative vote of a majority of the votes cast by disinterested shareholders at the meeting is sufficient for approval of the Shares for Services Resolution.

INDICATION OF OFFICER AND DIRECTORS

All of the directors and executive officers of the Company have indicated that they intend to vote their Common Shares in favour of each of the above resolutions. In addition, unless authority to do so is indicated otherwise, the persons named in the enclosed Proxy intend to vote the Common Shares represented by such proxies in favour of each of the above resolutions.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at 77 King Street W., Suite 3000, P.O Box 95, Toronto Ontario, M5K 1G8, to request copies of the Company’s financial statements and MD&A. Financial information is provided in the Company’s comparative financial statements and MD&A for the fiscal year ended August 31, 2020 and subsequent interim periods, which are filed on SEDAR. Shareholders may find the Company’s interim financial statements and related MD&A for the three and nine month periods ending May 31, 2021 and 2020 on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The contents of this Circular and its distribution to the Shareholders have been approved by the Board.

DATED August 19, 2021

BY ORDER OF THE BOARD

/s/ “ Tom Rogers”
Tom Rogers
Executive Chairman

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SCHEDULE “A”

ENGINE MEDIA HOLDINGS, INC.

AUDIT COMMITTEE CHARTER

June 11, 2020

NAME

There shall be a committee of the board of directors (the “Board”) of Engine Media Holdings, Inc. (the “Company”) known as the “Audit Committee”.

PURPOSE OF AUDIT COMMITTEE

The Audit Committee has been established to assist the Board in fulfilling its oversight responsibilities with respect to the following principal areas:

(a)	the Company’s external audit function; including the qualifications, independence, appointment and oversight of the work of the external auditors;

(b)	the Company’s accounting and financial reporting requirements;

(c)	the Company’s reporting of financial information to the public;

(d)	the Company’s compliance with law and regulatory requirements;

(e)	the Company’s risks and risk management policies;

(f)	the Company’s system of internal controls and management information systems; and

(g)	such other functions as are delegated to it by the Board.

Specifically, with respect to the Company’s external audit function, the Audit Committee assists the Board in fulfilling its oversight responsibilities relating to: the quality and integrity of the Company’s financial statements; the independent auditors’ qualifications; and the performance of the Company’s independent auditors.

MEMBERSHIP

The Audit Committee shall consist of as many members as the Board shall determine but, in any event not fewer than three directors appointed by the Board. Each member of the Audit Committee shall be “independent” (as such term is defined under applicable laws and in the rules and regulations of all exchanges on which the securities of the Company are listed for trading) and continue to be a member until a successor is appointed, unless the member resigns, is removed or ceases to be a director of the Company. The Board may fill a vacancy that occurs in the Audit Committee at any time.

Members of the Audit Committee shall be selected based upon the following and in accordance with applicable laws, rules and regulations:

(a)	Financially Literate. Each member shall be financially literate. For these purposes, an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. At least one member of the Audit Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

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(b)	No Participation in Preparation of Financial Statements. No member can have participated in the preparation of the Company’s, or any of its subsidiaries’, financial statements at any time during the past three years.

CHAIR AND SECRETARY

The Chair of the Audit Committee shall be designated by the Board. If the Chair is not present at a meeting of the Audit Committee, the members of the Audit Committee may designate an interim Chair for the meeting by majority vote of the members present. The Secretary of the Company shall be the Secretary of the Audit Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Audit Committee members who are present. A member of the Audit Committee may be designated as the liaison member to report on the deliberations of the audit committees of affiliated companies (if applicable).

MEETINGS

The Chair of the Audit Committee, in consultation with the Audit Committee members, shall determine the schedule and frequency of the Audit Committee meetings provided that the Audit Committee will meet at least four times in each fiscal year and at least once in every fiscal quarter. The Audit Committee shall have the authority to convene additional meetings as circumstances require.

Notice of every meeting shall be given to the external and internal auditors of the Company, and meetings shall be convened whenever requested by the external auditors or any member of the Audit Committee in accordance with applicable law. The Audit Committee shall meet separately and periodically with management, legal counsel and the external auditors.

MEETING AGENDAS

Agendas for meetings of the Audit Committee shall be developed by the Chair of the Audit Committee in consultation with the management and the corporate secretary, and shall be circulated to Audit Committee members as far in advance of each Audit Committee meeting as is reasonable.

RESOURCES AND AUTHORITY

The Audit Committee shall have the resources and the authority to discharge its responsibilities, including the authority, in its sole discretion, to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management. The Audit Committee shall have the authority, without seeking approval of the Board or management, to set and pay the compensation for any such outside consultants, independent legal counsel and other advisors and experts employed by the Audit Committee in connection with carrying out its duties.

The Audit Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, including investigations relating to complaints with respect to accounting, internal accounting controls and/or auditing matters. The Audit Committee shall have direct access to and the authority to communicate directly with the internal and external auditors, the counsel of the Company and other officers and employees of the Company.

The members of the Audit Committee shall have the right for the purpose of performing their duties to inspect all the books and records of the Company and its subsidiaries and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external and internal auditors of the Company and its subsidiaries. Any member of the Audit Committee may require the external or internal auditors to attend any or every meeting of the Audit Committee.

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RESPONSIBILITIES

The Company’s management is responsible for preparing the Company’s financial statements and the external auditors are responsible for auditing those financial statements. The Audit Committee is responsible for overseeing the conduct of those activities by the Company’s management and external auditors, and overseeing the activities of the internal auditors (as applicable).

The specific responsibilities of the Audit Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Audit Committee from examining any matters related to its purpose.

1.	Financial Reporting Process and Financial Statements

The Audit Committee shall:

(a)	in consultation with the external auditors and the internal auditors, review the integrity of the Company’s financial reporting process, both internal and external, and any major issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies;

(b)	review and oversee on an ongoing basis (i) all material transactions and material contracts entered into between (A) the Company or any subsidiary of the Company, and (B) any subsidiary, director, officer, insider or related party of the Company, other than transactions in the ordinary course of business; (ii) potential conflict of interest situations; and (iii) all “related party transactions” (as such term or similar term is defined under all applicable laws) for potential conflict of interest situations;

(c)	review and discuss with management and the external auditors: (i) the preparation of the Company’s annual audited consolidated financial statements and its interim unaudited consolidated financial statements; (ii) whether the financial statements present fairly (in accordance with accounting principles generally accepted in the United States of America, or, if applicable, IFRS) in all material respects the financial condition, results of operations and cash flows of the Company as of and for the periods presented; (iii) any matters required to be discussed with the external auditors; (iv) an annual report from the external auditors of the matters required to be discussed under Public Company Accounting Oversight Board (PCAOB) Auditing Standard No. 16 including: (A) all critical accounting policies and practices used by the Company; (B) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management of the Company, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditors; and (C) other material written communications between the external auditors and management;

(d)	following completion of the annual audit, review with each of: (i) management; (ii) the external auditors; and (iii) the internal auditors, any significant issues, concerns or difficulties encountered during the course of the audit;

(e)	resolve disagreements between management and the external auditors regarding financial reporting;

(f)	review the interim quarterly and annual financial statements, Management’s Discussion and Analysis and annual and interim profit or loss press releases prior to the public disclosure of such information; and

(g)	review and be satisfied that adequate procedures are in place for the review of the public disclosure of financial information by the Company extracted or derived from the Company’s financial statements, other than the disclosure referred to in (f) above, and periodically assess the adequacy of those procedures.

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2.	External auditors

The Audit Committee shall:

(a)	require the external auditors to report directly to the Audit Committee;

(b)	be directly responsible for the selection, nomination, compensation, retention, termination and oversight of the work of the Company’s external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders;

(c)	approve all audit engagements and must pre-approve the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Audit Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit related and non-audit services for which the Audit Committee will retain the external auditors. The Audit Committee may delegate to one or more of its independent members the authority to pre-approve non-audit services, provided that any such delegated pre-approval shall be exercised in accordance with the types of particular non-audit services authorized by the Audit Committee to be provided by the external auditor and the exercise of such delegated pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting following such pre-approval;

(d)	review and approve the Company’s policies for the hiring of partners and employees and former partners and employees of the present and former external auditors;

(e)	receive written communications from the external auditor, consistent with PCAOB Rule 3526, on all relationships between the external auditor and the Company or persons in financial oversight reporting roles at the Company that may be thought to bear on the external auditor’s independence and the written affirmation of the external auditor of their independence as of the date of the communication. Actively engage in a dialogue with the external auditor regarding any relationship or services that may impact the objectivity or independence of the external auditor. Evaluate the qualifications, performance and independence of the auditor, including considering whether the provision of permitted non-audit services is compatible with maintaining the auditor’s independence. Confirm with the independent auditor that the rotation of the audit partner, lead partner and concurring partner of the external auditor is occurring as required by law. Obtain from the independent auditor assurance that the audit was conducted in a manner consistent with Section 10A(b) of the Exchange Act regarding the detection and reporting of any illegal acts;

(f)	request and review the audit plan of the external auditors as well as a report by the external auditors to be submitted at least annually regarding: (i) the external auditing firm’s internal quality-control procedures; (ii) any material issues raised by the external auditor’s own most recent internal quality-control review or peer review of the auditing firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues; and (iii) all relationships between independent auditor and the Company to enable assessment of the auditor’s independence; and

(g)	review any problems experienced by the external auditors in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management.

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3.	Accounting Systems and Internal Controls

The Audit Committee shall:

(a)	oversee management’s design and implementation of and reporting on internal controls. The Audit Committee shall also receive and review reports from management, the internal auditors and the external auditors on an annual basis with regard to the reliability and effective operation of the Company’s accounting system and internal controls; and

(b)	review annually the activities, organization and qualifications of the internal auditors and discuss with the external auditors the responsibilities, budget and staffing of the internal audit function.

4.	Legal and Regulatory Requirements

The Audit Committee shall:

(a)	receive and review timely analysis by management of significant issues relating to public disclosure and reporting;

(b)	review, prior to finalization, periodic public disclosure documents containing financial information, including the Management’s Discussion and Analysis and Annual Information Form, if required;

(c)	prepare the report of the Audit Committee required to be included in the Company’s periodic filings;

(d)	review with the Company’s counsel legal compliance matters, significant litigation and other legal matters that could have a significant impact on the Company’s financial statements; and

(e)	assist the Board in the oversight of compliance with legal and regulatory requirements and review with legal counsel the adequacy and effectiveness of the Company’s procedures to ensure compliance with legal and regulatory responsibilities.

5.	Additional Responsibilities

The Audit Committee shall:

(a)	discuss policies with the external auditor, internal auditor and management with respect to risk assessment and risk management, including discussing with management the Company’s major risk exposures and the steps that have been taken to monitor and control such exposures;

(b)	establish procedures and policies for the following:

(i)	the receipt, retention, treatment and resolution of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by directors or employees of the Company of concerns regarding questionable accounting or auditing matters or any potential violations of legal or regulatory provisions;

(c)	prepare and review with the Board an annual performance evaluation of the Audit Committee;

(d)	report regularly to the Board, including with regard to matters such as the quality or integrity of the Company’s financial statements, compliance with legal or regulatory requirements, the performance of the internal audit function, and the performance and independence of the external auditors; and

(e)	review and reassess the adequacy of the Audit Committee’s Charter on an annual basis.

6.	Limitation on the Oversight Role of the Audit Committee

Nothing in this Charter is intended, or may be construed, to impose on any member of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all members of the Board are subject.

Each member of the Audit Committee shall be entitled, to the fullest extent permitted by law, to rely on the integrity of those persons and organizations within and outside the Company from whom he or she receives financial and other information, and the accuracy of the information provided to the Company by such persons or organizations.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and in accordance with applicable accounting principles and standards and applicable rules and regulations. These are the responsibility of management and the external auditors.

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SCHEDULE “B”

CHANGE OF AUDITOR REPORTING PACKAGE

See attached.

TORQUE ESPORTS CORP.

NOTICE OF CHANGE OF AUDITOR

TO:	Ontario Securities Commission Alberta Securities Commission British Columbia Securities Commission TSX Venture Exchange
AND TO:	McGovern Hurley LLP, Chartered Professional Accountants
AND TO:	Baker Tilly WM LLP, Chartered Professional Accountants
RE:	**Notice of Change of Auditor pursuant to section 4.11 of National Instrument 51-102 – *Continuous Disclosure Obligations* ("NI 51-102")**

In accordance with NI 5-102, **Torque Esports Corp.** (the "**Corporation**") hereby provides notice as follows of a change of its auditors:

i. the Corporation has requested and received the resignation of McGovern Hurley LLP ("**McGovern Hurley**") effective as of July 17, 2020,

ii. the Corporation appointed Baker Tilly WM LLP ("**Baker Tilly**") as its auditor and to hold such position until the close of the next annual meeting of the shareholders of the Corporation;

iii. the resignation of McGovern Hurley and the appointment of Baker Tilly has been considered and approved by the Board of Directors and the Audit Committee of the Corporation;

iv. there were no modified opinions expressed in the reports of McGovern Hurley on the Corporation's financial statements for the period commencing at the beginning of the Corporation's two most recently completed financial years and ending on the date of resignation.

v. in the opinion of the Corporation, there are no reportable events as defined in NI 51-102.

The Corporation has requested McGovern Hurley and Baker Tilly to furnish it with letters addressed to the parties set out above stating whether they agree with the above statements, which letters will be attached hereto.

Dated this 17th day of July, 2020.

TORQUE ESPORTS CORP.

/s/ Michael Munoz

Per ____________________________

Michael Munoz, Chief Financial Officer

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McGovern
Hurley

Audit. Tax. Advisory.

July 23, 2020

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
TSX Venture Exchange

Dear Sirs/Mesdames:

RE: **TORQUE ESPORTS CORP.** (the "**Corporation**")

We have reviewed the Notice of Change of Auditor of the Corporation dated July 17, 2020 (the "**Notice**") delivered to us by the Corporation in respect of its change of auditor.

Pursuant to subparagraph 5(a)(ii) of section 4.11 of National Instrument 51-102 – *Continuous Disclosure Obligations*, please accept this letter as confirmation that we have reviewed the Notice and, based on our knowledge as at the time of receipt of this Notice, we agree with the statements set out in the Notice. We have no basis to agree or disagree with the comments in the notice relating to the successor auditor.

Yours truly,

McGovern Hurley LLP

McGovern Hurley LLP

Chartered Professional Accountants
Licensed Public Accountants

251 Consumers Road, Suite 800
Toronto, Ontario
M2J 4R3
mcgovernhurley.com
t. 416-496-1234

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bakertilly

Baker Tilly WM LLP
1400 – 200 University Avenue
Toronto, Ontario
Canada M5H 3C6
T: +1 416.368.7990
F: +1 416.368.0886

toronto@bakertilly.ca
www.bakertilly.ca

July 30, 2020

To: Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
TSX Venture Exchange

Re: Torque Esports Corp. – Notice of Change of Auditors

We have read the statements made by Torque Esports Corp. in the attached copy of the Notice of Change of Auditors (the "Notice") dated July 17, 2020. The Notice is being filed pursuant to Section 4.11 of National Instrument 51-102.

Yours very truly,

Baker Tilly WM LLP

Baker Tilly WM LLP
Licensed Public Accountants
Chartered Professional Accountants

ASSURANCE • TAX • ADVISORY

Baker Tilly WM LLP is a member of Baker Tilly Canada Cooperative, which is a member of the global network of Baker Tilly International Limited. All members of Baker Tilly Canada Cooperative and Baker Tilly International Limited are separate and independent legal entities.

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SCHEDULE “C”

OMNIBUS INCENTIVE PLAN

ENGINE MEDIA HOLDINGS, INC.

OMNIBUS EQUITY INCENTIVE PLAN

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ENGINE MEDIA HOLDINGS, INC.

OMNIBUS EQUITY INCENTIVE PLAN

Engine Media Holdings, Inc. (the “Corporation”) hereby amends and restates its Omnibus Equity Incentive Plan (the “Plan”) for certain qualified directors, officers, employees, Consultants (as defined herein) and service providers providing ongoing services to the Corporation and its Affiliates (as defined herein) that can have a significant impact on the Corporation’s long-term results.

Article 1

DEFINITIONS

1.1	Definitions.

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively, unless the context otherwise requires:

“Affiliates” has the meaning given to this term in the Securities Act (Ontario), as such legislation may be amended, supplemented or replaced from time to time;

“Associate”, where used to indicate a relationship with a Participant, means (i) any partner of that Participant and (ii) the spouse of that Participant and that Participant’s children, as well as that Participant’s relatives and that Participant’s spouse’s relatives, if they share that Participant’s residence;

“Awards” means Options, RSUs, DSUs granted to a Participant pursuant to the terms of the Plan;

“Black-Out Period” means a period of time when pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons designated by the Corporation;

“Board” has the meaning ascribed thereto in Section 2.2(a) hereof;

“Business Day” means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in Toronto, Ontario, Canada, for the transaction of banking business;

“California Option” means an Option granted to a California Participant;

“California Participant” has the meaning ascribed thereto in Article 9 hereof;

“Cash Equivalent” means the amount of money equal to the Market Value multiplied by the number of vested RSUs in the Participant’s Account, net of any applicable taxes in accordance with Section 8.2, on the RSU Settlement Date;

“Change in Control” means the occurrence of any of the following events: (i) the acquisition, directly or indirectly, by any Person or group of Persons acting jointly or in concert, within the meaning of National Instrument 62-104 - Takeover Bids and Issuer Bids (or any successor instrument thereto), of a beneficial interest in voting or equity securities of the Corporation, together with all voting or equity securities of the Corporation at the time held beneficially, directly or indirectly by such person or persons acting jointly or in concert, equal to more than 50% of the votes associated with the outstanding voting securities of the Corporation; (ii) a merger, consolidation, plan of arrangement or reorganization of the Corporation that results in the beneficial, direct or indirect transfer of more than 50% of the total voting power of the resulting entity’s outstanding securities to a person, or group of persons acting jointly and in concert, who are different from the person(s) that have, beneficially, directly or indirectly, more than 50% of the total voting power prior to such transaction; (iii) any sale, lease, exchange or other transfer (in one transaction or series of related transactions) of all or substantially all of the Corporation’s property and assets, or (iv) the Corporation’s shareholders approving any plan or proposal for the liquidation or dissolution of the Corporation;

“Code of Conduct” means any code of conduct adopted by the Corporation, as modified from time to time;

“Committee” has the meaning ascribed thereto in Section 2.2(a) hereof;

“Consultant” means a “Consultant” as defined by the TSXV; provided that such consultant (i) is a natural person, (ii) provides bona fide services to the Corporation and (iii) whose services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the Corporation’s securities;

“Corporation” means Engine Media Holdings, Inc., a corporation existing under the Business Corporations Act (Ontario), as amended from time to time;

“Date of Grant” means, for any Award, the date specified by the Board at the time it grants the Award or if no such date is specified, the date upon which the Award was granted.

“DSU” means a deferred share unit, which is a bookkeeping entry equivalent in value to a Share credited to a Participant’s Account in accordance with Article 4 hereof;

“DSU Agreement” means a written letter agreement between the Corporation and a Participant evidencing the grant of DSUs and the terms and conditions thereof, substantially in the form of Appendix “B”;

“DSU Redemption Notice” has the meaning ascribed thereto in Section 4.3(a) hereof;

“Eligible Director” means members of the Board who, at the time of execution of a Grant Agreement, and at all times thereafter while they continue to serve as a member of the Board, are not officers, senior executives or other employees of the Corporation or a Subsidiary, Consultants or service providers providing ongoing services to the Corporation and its Affiliates;

“Eligible Participants” has the meaning ascribed thereto in Section 2.3(a) hereof;

“Employment Agreement” means, with respect to any Participant, any written employment agreement between the Corporation or an Affiliate and such Participant;

“Exercise Notice” means a notice in writing signed by a Participant and stating the Participant’s intention to exercise a particular Award, if applicable;

“Grant Agreement” means an agreement evidencing the grant to a Participant of an Award, including an Option Agreement, a DSU Agreement, a RSU Agreement or an Employment Agreement;

“Insider” has the meaning given to the term in TSXV Corporate Finance Manual, as same may be amended, supplemented or replaced from time to time;

“Market Value” means at any date when the market value of Shares of the Corporation is to be determined, the closing price of the Shares on the Trading Day prior to the date of grant on the principal stock exchange on which the Shares are listed, less any discount permitted by the rules or policies of the TSXV, or if the Shares of the Corporation are not listed on any stock exchange, the value as is determined solely by the Board, acting reasonably and in good faith;

“Option” means an option granted by the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Option Price, but subject to the provisions hereof;

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“Option Agreement” means a written letter agreement between the Corporation and a Participant evidencing the grant of Options and the terms and conditions thereof, substantially in the form set out in Appendix “A”;

“Option Price” has the meaning ascribed thereto in Section 3.3 hereof;

“Option Term” has the meaning ascribed thereto in Section 3.4 hereof;

“Participants” means Eligible Participants that are granted Awards under the Plan;

“Participant’s Account” means an account maintained for each Participant’s participation in DSUs and/or RSUs under the Plan;

“Performance Criteria” means criteria established by the Board which, without limitation, may include criteria based on the Participant’s personal performance and/or the financial performance of the Corporation and/or of its Affiliates, and that may be used to determine the vesting of the Awards, when applicable;

“Performance Period” means the period determined by the Board pursuant to Section 5.3 hereof;

“Person” means an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or governmental authority or body, and pronouns which refer to a Person shall have a similarly extended meaning;

“Plan” means this Omnibus Equity Incentive Plan, as amended and restated from time to time;

“Restriction Period” means the period determined by the Board pursuant to Section 5.3 hereof;

“RSU” means a right awarded to a Participant to receive a payment in the form of Shares as provided in Article 5 hereof and subject to the terms and conditions of this Plan;

“RSU Agreement” means a written letter agreement between the Corporation and a Participant evidencing the grant of RSUs and the terms and conditions thereof, substantially in the form of Appendix “C”;

“RSU Settlement Date” has the meaning determined in Section Error! Reference source not found.;

“RSU Settlement Notice” means a notice by a Participant to the Corporation electing the desired form of settlement of vested RSUs.

“RSU Vesting Determination Date” has the meaning described thereto in Section 5.5 hereof;

“Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more full-time employees, directors, officers, insiders, service providers or Consultants of the Corporation or a Subsidiary including a share purchase from treasury by a full-time employee, director, officer, insider, service provider or Consultant which is financially assisted by the Corporation or a Subsidiary by way of a loan, guarantee or otherwise;

“Shares” means the common shares in the capital of the Corporation;

“Subsidiary” means a corporation, company, partnership or other body corporate that is controlled, directly or indirectly, by the Corporation;

“Successor Corporation” has the meaning ascribed thereto in Section Error! Reference source not found. hereof;

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“Tax Act” means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time.

“Termination Date” means the date on which a Participant ceases to be an Eligible Participant;

“Trading Day” means any day on which the TSXV is opened for trading;

“TSXV” means the TSX Venture Exchange; and

“Vested Awards” has the meaning described thereto in Section 6.2(b) hereof.

Article 2

PURPOSE AND ADMINISTRATION OF THE PLAN; GRANTING OF AWARDS

2.1	Purpose of the Plan.

(a)	The purpose of the Plan is to permit the Corporation to grant Awards to Eligible Participants, subject to certain conditions as hereinafter set forth, for the following purposes:

(i)	to increase the interest in the Corporation’s welfare of those Eligible Participants, who share responsibility for the management, growth and protection of the business of the Corporation or a Subsidiary;

(ii)	to provide an incentive to such Eligible Participants to continue their services for the Corporation or a Subsidiary and to encourage such Eligible Participants whose skills, performance and loyalty to the objectives and interests of the Corporation or a Subsidiary are necessary or essential to its success, image, reputation or activities;

(iii)	to reward the Participants for their performance of services while working for the Corporation or a Subsidiary; and

(iv)	to provide a means through which the Corporation or a Subsidiary may attract and retain able Persons to enter its employment.

2.2	Implementation and Administration of the Plan.

(a)	The Plan shall be administered and interpreted by the Board or, if the Board by resolution so decides, by a committee appointed by the Board (the “Committee”) and consisting of not less than three (3) members of the Board. If a Committee is appointed for this purpose, all references to the term “Board” will be deemed to be references to the Committee.

(b)	The Board may, from time to time, as it may deem expedient, adopt, amend and rescind rules and regulations for carrying out the provisions and purposes of the Plan, subject to any applicable rules of the TSXV. Subject to the provisions of the Plan, the Board is authorized, in its sole discretion, to make such determinations under, and such interpretations of, and take such steps and actions in connection with, the proper administration of the Plan as it may deem necessary or advisable. The interpretation, construction and application of the Plan and any provisions hereof made by the Board shall be final and binding on all Eligible Participants.

(c)	No member of the Board or of the Committee shall be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan or any Award granted hereunder.

(d)	Any determination approved by a majority of the Board shall be deemed to be a determination of that matter by the Board.

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2.3	Eligible Participants.

(a)	The Persons who shall be eligible to receive Awards (“Eligible Participants”) shall be bona fide directors, officers, senior executives and other employees of the Corporation or a Subsidiary, Consultants and service providers providing ongoing services to the Corporation and its Affiliates, who the Board may determine from time to time, in its sole discretion, to hold key positions in the Corporation or a Subsidiary. In determining Awards to be granted under the Plan, the Board shall give due consideration to the value of each Eligible Participant’s present and potential future contribution to the Corporation’s success. For greater certainty, a Person whose employment with the Corporation or a Subsidiary has ceased for any reason, or who has given notice or been given notice of such cessation, whether such cessation was initiated by such employee, the Corporation or such Subsidiary, as the case may be, shall cease to be eligible to receive Awards hereunder as of the date on which such Person provides notice to the Corporation or the Subsidiary, as the case may be, in writing or verbally, of such cessation, or on the Termination Date for any cessation of a Participant’s employment initiated by the Corporation.

(b)	Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect an Eligible Participant’s relationship or employment with the Corporation.

(c)	Notwithstanding any express or implied term of this Plan to the contrary, the granting of an Award pursuant to the Plan shall in no way be construed as a guarantee of employment by the Corporation to the Participant.

2.4	Shares Subject to the Plan.

(a)	Subject to adjustment pursuant to provisions of Article 7 hereof, the total number of Shares reserved and available for grant and issuance pursuant to Options shall not exceed 10% of the issued and outstanding Shares, less the number of Shares reserved for issuance under all other Share Compensation Arrangements of the Corporation.

(b)	For so long as the Corporation is listed on the TSXV or on another exchange that requires the Corporation to fix the number of Shares to be issued in settlement of DSUs and RSUs, the maximum number of Shares available for issuance pursuant to the settlement of DSUs and RSUs shall be 1,548,174 Shares.

(c)	The aggregate number of Shares issuable to Insiders at any time, under all of the Corporation’s Share Compensation Arrangements, shall not exceed 10% of the Corporation’s issued and outstanding Shares.

(d)	The aggregate number of Shares for which Awards may be issued to any one Participant in any 12-month period shall not exceed 5% of the outstanding Shares, calculated on the date an Award is granted to the Participant, unless the Corporation obtains disinterested shareholder approval as required by the policies of the TSXV. The aggregate number of Shares for which Awards may be issued to any one Consultant within any 12-month period shall not exceed 2% of the outstanding Shares, calculated on the date an Award is granted to the Consultant. The aggregate number of Shares for which Options may be issued to any Persons retained to provide Investor Relations Activities (as defined by the TSXV) within any 12-month period shall not exceed 2% of the outstanding Shares, calculated on the date an Option is granted to such Persons.

(e)	Subject to adjustment pursuant to provisions of Article 7 hereof, the aggregate number of Shares (i) issued to Insiders under the Plan or any other proposed or established Share Compensation Arrangement within any 12-month period and (ii) issuable to Insiders at any time under the Plan or any other proposed or established Share Compensation Arrangement, shall in each case not exceed ten percent (10%) of the total issued and outstanding Shares of the Corporation (on a non-diluted basis) from time to time.

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(f)	the Board shall not make grants of Awards to Directors if, after giving effect to such grants of Awards, the aggregate number of Shares issuable to Directors, at the time of such grant, under all of the Corporation’s Share Compensation Arrangements would exceed 2% of the issued and outstanding Shares on a non-diluted basis, provided that such limit shall not apply to (i) Awards taken in lieu of any cash retainer or meeting director fees, and (ii) a one-time initial grant to a Director upon such Director joining the Board.

2.5	Granting of Awards.

(a)	Any Award granted under the Plan shall be subject to the requirement that, if at any time counsel to the Corporation shall determine that the listing, registration or qualification of the Shares subject to such Award, if applicable, upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant or exercise of such Award or the issuance or purchase of Shares thereunder, if applicable, such Award may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

(b)	Any Award granted under the Plan shall be subject to the requirement that, the Corporation has the right to place any restriction or legend on any securities issued pursuant to this Plan including, but in no way limited to placing a legend to the effect that the securities have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States unless registration or an exemption from registration is available.

Article 3

OPTIONS

3.1	Nature of Options.

An Option is an option granted by the Corporation to a Participant entitling such Participant to acquire, for each Option issued, one Share from treasury at the Option Price, but subject to the provisions hereof.

3.2	Option Awards.

Subject to the provisions set forth in this Plan and any shareholder or regulatory approval which may be required, the Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive Options under the Plan, (ii) fix the number of Options, if any, to be granted to each Eligible Participant and the date or dates on which such Options shall be granted, (iii) determine the price per Share to be payable upon the exercise of each such Option (the “Option Price”) and the relevant vesting provisions (including Performance Criteria, if applicable) and Option Term, the whole subject to the terms and conditions prescribed in this Plan, in any Option Agreement and any applicable rules of the TSXV. Unless otherwise set forth in the Option Agreement or outlined under Article 6.2, the vesting of Options will not commence before the 1st anniversary from the Date of Grant.

3.3	Option Price.

The Option Price for Shares that are the subject of any Option shall be fixed by the Board when such Option is granted, but shall not be less than the Market Value of such Shares at the time of the grant.

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3.4	Option Term.

(a)	The Board shall determine, at the time of granting the particular Option, the period during which the Option is exercisable, commencing on the date such Option is granted to the Participant and ending as specified in this Plan, or in the Option Agreement, but in no event shall an Option expire on a date which is later than ten (10) years from the date the Option is granted (“Option Term”). Unless otherwise determined by the Board, all unexercised Options shall be cancelled at the expiry of such Options.

(b)	Should the expiration date for an Option fall within a Black-Out Period or within ten (10) Business Days following the expiration of a Black-Out Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Black-Out Period, such tenth Business Day to be considered the expiration date for such Option for all purposes under the Plan. Notwithstanding Section 7.2 hereof, the ten (10) Business Day-period referred to in this Section 3.4 may not be extended by the Board.

3.5	Exercise of Options.

(a)	Subject to the provisions of this Plan, a Participant shall be entitled to exercise an Option granted to such Participant at any time prior to the expiry of the Option Term, subject to vesting limitations which may be imposed by the Board at the time such Option is granted.

(b)	Prior to its expiration or earlier termination in accordance with the Plan, each Option shall be exercisable as to all or such part or parts of the optioned Shares and at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board at the time of granting the particular Option, may determine in its sole discretion. For greater certainty, no Option shall be exercised by a Participant during a Black-Out Period.

3.6	Method of Exercise and Payment of Purchase Price.

(a)	Subject to the provisions of the Plan and the alternative exercise procedures set out herein, an Option granted under the Plan may be exercisable (from time to time as provided in Section 3.5 hereof) by the Participant (or by the liquidator, executor or administrator, as the case may be, of the estate of the Participant) by delivering a fully completed Exercise Notice to the Corporation at its registered office to the attention of the Corporate Secretary of the Corporation (or the individual that the Corporate Secretary of the Corporation may from time to time designate), together with a bank draft, certified cheque or other form of payment acceptable to the Corporation in an amount equal to the aggregate Option Price of the Shares to be purchased pursuant to the exercise of the Options.

(b)	Where Shares are to be issued to the Participant pursuant to the terms of this Section 3.6, as soon as practicable following the receipt of the Exercise Notice and, if Options are exercised only in accordance with the terms of Section 3.6(a), the required bank draft, certified cheque or other acceptable form of payment, the Corporation shall duly issue such Shares to the Participant as fully paid and non-assessable.

(c)	Upon the exercise of an Option pursuant to Section 3.6(a), the Corporation shall, as soon as practicable after such exercise but no later than ten (10) Business Days following such exercise, forthwith cause the transfer agent and registrar of the Shares to either:

(i)	deliver to the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall have then paid for and as are specified in such Exercise Notice; or

(ii)	in the case of Shares issued in uncertificated form, cause the issuance of the aggregate number of Shares the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall have then paid for and as are specified in such Exercise Notice to be evidenced by a book position on the register of the shareholders of the Corporation to be maintained by the transfer agent and registrar of the Shares.

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3.7	Option Agreements.

Options shall be evidenced by an Option Agreement or included in an Employment Agreement, in such form not inconsistent with the Plan as the Board may from time to time determine, provided that the substance of Article 3 and Article 6 hereof be included therein. The Option Agreement shall contain such terms that may be considered necessary in order that the Option will comply with any provisions respecting options in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the corporation.

Article 4

DEFERRED SHARE UNITS

4.1	Nature of DSUs.

A DSU is an Award to an Eligible Director, subject to restrictions and conditions as the Board may determine at the time of grant. Conditions may be based on continuing service to the Corporation and/or achievement of pre-established vesting conditions.

4.2	DSU Awards.

(a)	Each Eligible Director may receive all or a portion of his or her annual retainer fee in the form of a grant of DSUs in each fiscal year. The number of DSUs shall be calculated as the applicable portion of the Eligible Director’s annual retainer fee divided by the Market Value. At the discretion of the Board, fractional DSUs will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

(b)	The DSUs are structured so as to be considered to be a plan described in section 7 of the Tax Act or any successor to such provision.

(c)	Subject to the vesting and other conditions and provisions set forth herein and in the DSU Agreement, the Board shall determine whether each DSU awarded to a Participant shall entitle the Participant: (i) to receive one Share issued from treasury; (ii) to receive the Cash Equivalent of one Share; or (iii) to elect to receive either One Share from treasury, the Cash Equivalent of One Share or a combination of cash and Shares.

4.3	Redemption of DSUs.

(a)	Each Eligible Director shall be entitled to redeem his or her DSUs during the period commencing on the Business Day immediately following the Termination Date and ending on the date that is two years following the Termination Date, or a shorter such redemption period set out in the relevant DSU Agreement, by providing a written notice of settlement to the Corporation setting out the number of DSUs to be settled and the particulars regarding the registration of the Shares issuable upon settlement (the “DSU Redemption Notice”). In the event of the death of an Eligible Director, the Notice of Redemption shall be filed by the administrator or liquidator of the estate of the Eligible Director.

(b)	If a DSU Redemption Notice is not received by the Corporation on or before the 90th day following the Termination Date, the Eligible Director shall be deemed to have delivered a DSU Redemption Notice and the Corporation shall redeem all of the Eligible Director’s DSUs in exchange for Shares to be delivered to the Eligible Director, administrator or liquidator of the estate of the Eligible Director or the cash equivalent of the shares, as applicable.

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(c)	For the purposes of determining the number of Shares from treasury to be issued or cash equivalent value to be delivered to an Eligible Director upon redemption of DSUs pursuant to Section 4.3, such calculation will be made on the date the Corporation receives, or is deemed to receive, the DSU Redemption Notice and be the whole number of Shares equal to the whole number of DSUs then recorded in the Eligible Director’s Account which the Eligible Director requests or is deemed to request to redeem pursuant to the DSU Redemption Notice. Shares issued from treasury or the cash equivalent provided will be issued in consideration for the past services of the Eligible Director to the Corporation and the entitlement of the Eligible Director under this Plan shall be satisfied in full by such issuance of Shares.

(d)	Subject to Section 4.3(e), settlement of DSUs shall take place promptly following the Corporation’s receipt or deemed receipt of the DSU Redemption Notice through delivery of a share certificate to the Eligible Director, the entry of the Eligible Director’s name on the share register for the Shares or the cash equivalent of the shares.

(e)	Notwithstanding any other provision of this Plan, in the event that (i) a DSU Redemption Notice is received during a Black-Out Period or other trading restriction imposed by the Corporation; or (ii) the Eligible Director has not delivered a DSU Redemption Notice and the 90th day following the Termination Date falls during a Black-Out Period or other trading restriction imposed by the Corporation, then settlement of the applicable DSUs shall be automatically extended to the tenth (10th) Business Day following the date that such Black-Out Period or other trading restriction is lifted, terminated or removed.

4.4	DSU Agreements.

DSUs shall be evidenced by a DSU Agreement or included in an Employment Agreement, in such form not inconsistent with the Plan as the Board may from time to time determine, provided that the substance of Article 4 and Article 6 hereof be included therein. The DSU Agreement shall contain such terms that may be considered necessary in order that the DSU will comply with any provisions respecting deferred share units in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the corporation.

Article 5

RESTRICTED SHARE UNITS

5.1	Nature of RSUs.

A RSU is an Award entitling the recipient to acquire Shares, at such purchase price as determined by the Board, subject to such restrictions and conditions as the Board may determine at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives.

5.2	RSU Awards.

(a)	Subject to the provisions herein set forth and any shareholder or regulatory approval which may be required, the Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive RSUs under the Plan, (ii) fix the number of RSUs, if any, to be granted to each Eligible Participant and the date or dates on which such RSUs shall be granted, and (iii) determine the relevant conditions and vesting provisions (including the applicable Performance Period and Performance Criteria, if any) and Restriction Period of such RSUs, the whole subject to the terms and conditions prescribed in this Plan and in any RSU Agreement.

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(b)	The Board shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A, with respect to a U.S. Taxpayer.

(c)	The RSUs are structured so as to be considered to be a plan described in section 7 of the Tax Act or any successor to such provision.

(d)	Subject to the vesting and other conditions and provisions set forth herein and in the RSU Agreement, the Board shall determine whether each RSU awarded to a Participant shall entitle the Participant: (i) to receive one Share issued from treasury; (ii) to receive the Cash Equivalent of one Share; or (iii) to elect to receive either One Share from treasury, the Cash Equivalent of One Share or a combination of cash and Shares.

(e)	RSUs shall be settled by the Participant at any time beginning on the first Business Day following their RSU Vesting Determination Date but no later than the RSU Settlement Date.

5.3	Restriction Period.

The applicable restriction period in respect of a particular RSU award shall be determined by the Board. For Eligible Participants subject to the Income Tax Act (Canada), the Restriction Period of a particular RSU in all cases shall end no later than December 31 of the calendar year which is three (3) years after the calendar year in which the Award is granted (“Restriction Period”). For example, the Restriction Period for a grant made in June 2018 shall end no later than December 31, 2021. Subject to the Board’s determination, any vested RSUs with respect to a Restriction Period will be paid to Participants in accordance with Article 5, no later than the end of the Restriction Period. Unless otherwise determined by the Board, all unvested RSUs shall be cancelled on the RSU Vesting Determination Date (as such term is defined in Section 5.5) and, in any event, no later than the last day of the Restriction Period.

5.4	Performance Criteria and Performance Period.

(a)	For each award of RSUs, the Board shall establish the period in which any Performance Criteria and other vesting conditions must be met in order for a Participant to be entitled to receive Shares in exchange for all or a portion of the RSUs held by such Participant (the “Performance Period”), provided that such Performance Period may not expire after the end of the Restriction Period, being no longer than three (3) years after the calendar year in which the Award was granted.

(b)	The Board will issue Performance Criteria prior to the Date of Grant to which such Performance Criteria pertain. The Performance Criteria may be based upon the achievement of corporate, divisional or individual goals, and may be applied to performance relative to an index or comparator group, or on any other basis determined by the Board. Following the Date of Grant, the Board may modify the Performance Criteria as necessary to align them with the Corporation’s corporate objectives, subject to any limitations set forth in an RSU Agreement or an employment or other agreement with a Participant. The Performance Criteria may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur) and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur), all as set forth in the applicable RSU Agreement.

5.5	RSU Vesting Determination Date.

The vesting determination date means the date on which the Board determines if the Performance Criteria and/or other vesting conditions with respect to a RSU have been met (the “RSU Vesting Determination Date”), and as a result, establishes the number of RSUs that become vested, if any. For greater certainty, the RSU Vesting Determination Date must fall after the end of the Performance Period, if any, but no later than the last day of the Restriction Period each of which will not occur before the 1st anniversary from the Date of Grant, unless provided for under the RSU Agreement or under a situation outlined in Article 6.2.

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5.6	Settlement of RSUs.

(a)	Except as otherwise provided in the RSU Agreement,

(i)	all of the vested RSUs covered by a particular grant shall be settled as soon as practicable and in any event within ten (10) Business Days following their RSU Vesting Determination Date and, subject to Section 5.2 no later than the end of the Restriction Period (the “RSU Settlement Date”).

(ii)	subject to Section 5.2(e), a Participant is entitled to deliver to the Corporation, on or before the RSU Settlement Date, an RSU Settlement Notice in respect of any or all vested RSUs held by such Participant.

(b)	Subject to Section 5.6(d), settlement of RSUs shall take place promptly following the RSU Settlement Date and, subject to Section 5.2(e), shall take the form set out in the RSU Settlement Notice through:

(i)	in the case of settlement of RSUs for their Cash Equivalent, delivery of a cheque to the Participant representing the Cash Equivalent;

(ii)	in the case of settlement of RSUs for Shares, delivery of a share certificate to the Participant or the entry of the Participant’s name on the share register for the Shares; or

(iii)	in the case of settlement of the RSUs for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

(c)	If an RSU Settlement Notice is not received by the Corporation on or before the RSU Settlement Date, settlement shall take the form of Shares issued from treasury as set out in Section 5.7(b).

(d)	Notwithstanding any other provision of this Plan, in the event that an RSU Settlement Date falls during a Black-Out Period or other trading restriction imposed by the Corporation and the Participant has not delivered an RSU Settlement Notice, then such RSU Settlement Date shall be automatically extended to the tenth (10th) Business Day following the date that such Black-Out Period or other trading restriction is lifted, terminated or removed.

5.7	Determination of Amounts.

(a)	Cash Equivalent of RSUs. For purposes of determining the Cash Equivalent of RSUs to be made pursuant to Section 5.6, such calculation will be made on the RSU Settlement Date and shall equal the Market Value on the RSU Settlement Date multiplied by the number of vested RSUs in the Participant’s Account which, subject to Section 5.2(e), the Participant desires to settle in cash pursuant to the RSU Settlement Notice.

(b)	Payment in Shares; Issuance of Shares from Treasury. For the purposes of determining the number of Shares from treasury to be issued and delivered to a Participant upon settlement of RSUs pursuant to Section 5.6, such calculation will be made on the RSU Settlement Date and be the whole number of Shares equal to the whole number of vested RSUs then recorded in the Participant’s Account which, subject to Section 5.2(e), the Participant desires to settle pursuant to the RSU Settlement Notice. Shares issued from treasury will be issued in consideration for the past services of the Participant to the Corporation and the entitlement of the Participant under this Plan shall be satisfied in full by such issuance of Shares.

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5.8	RSU Agreements.

RSUs shall be evidenced by a RSU Agreement or included in an Employment Agreement, in such form not inconsistent with the Plan as the Board may from time to time determine, provided that the substance of Article 6 hereof be included therein. The RSU Agreement shall contain such terms that may be considered necessary in order that the RSU will comply with any provisions respecting restricted share units in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the corporation.

Article 6

GENERAL CONDITIONS

6.1	General Conditions applicable to Awards.

Each Award, as applicable, shall be subject to the following conditions:

(a)	Employment - The granting of an Award to a Participant shall not impose upon the Corporation or a Subsidiary any obligation to retain the Participant in its employ in any capacity. For greater certainty, the granting of Awards to a Participant shall not impose any obligation on the Corporation to grant any awards in the future nor shall it entitle the Participant to receive future grants.

(b)	Rights as a Shareholder - Neither the Participant nor such Participant’s personal representatives or legatees shall have any rights whatsoever as shareholder in respect of any Shares covered by such Participant’s Awards until the date of issuance of a share certificate to such Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) or the entry of such person’s name on the share register for the Shares. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued or entry of such person’s name on the share register for the Shares.

(c)	Conformity to Plan – In the event that an Award is granted or a Grant Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan.

(d)	Non-Transferability – Except as set forth herein, Awards are not transferable and assignable. Awards may be exercised only by:

(i)	the Participant to whom the Awards were granted; or

(ii)	with the Corporation’s prior written approval and subject to such conditions as the Corporation may stipulate, such Participant’s family or retirement savings trust or any registered retirement savings plans or registered retirement income funds of which the Participant is and remains the annuitant; or

(iii)	upon the Participant’s death, by the legal representative of the Participant’s estate; or

(iv)	upon the Participant’s incapacity, the legal representative having authority to deal with the property of the Participant;

provided that any such legal representative shall first deliver evidence satisfactory to the Corporation of entitlement to exercise any Award. A person exercising an Award may subscribe for Shares only in the person’s own name or in the person’s capacity as a legal representative.

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6.2	General Conditions applicable to Awards.

Each Award shall be subject to the following conditions:

(a)	Termination for Cause. Upon a Participant ceasing to be an Eligible Participant for “cause”, all unexercised, vested or unvested Awards granted to such Participant shall terminate on the effective date of the termination as specified in the notice of termination. For the purposes of the Plan, the determination by the Corporation that the Participant was discharged for cause shall be binding on the Participant. “Cause” shall include, among other things, gross misconduct, theft, fraud, breach of confidentiality or breach of the Corporation’s Code of Conduct and any reason determined by the Corporation to be cause for termination.

(b)	Permanent Disability. In the case of a Participant’s termination of employment/service due to permanent disability , Awards will be treated as follows:

(i)	Options: Upon a Participant ceasing to be an Eligible Participant by reason of permanent disability, (i) any unvested Option shall terminate and become void immediately, and (ii) any vested Option will cease to be exercisable on the earlier of the ninety (90) days from the date on which the Participant ceases his or her employment or service relationship with the Corporation by reason of permanent disability, and the expiry date of the Award set forth in the Option Agreement, after which the Option will expire. For clarity, any Option that would vest within 12 months of the Participant ceasing to be an Eligible Participant as per this Section 6.2(b)(i) will vest. Notwithstanding this, any unvested Options with Performance Criteria attached to them will have the performance measured based on a pro-rata Performance Period up to the Termination Date with any Options earned based on Performance Criteria vesting and all Options not meeting the Performance Criteria forfeited. If the Participant is determined to have breached any post-employment restrictive covenants in favour of the Corporation within a 12-month period following the Termination Date, then any Awards held by the Participant, whether vested or unvested, will immediately expire and the Participant shall pay to the Corporation any “in-the-money” amounts realized upon exercise of Awards following the Termination Date.

(ii)	RSUs/DSUs: Except as otherwise determined by the Board from time to time, at its sole discretion, upon a Participant ceasing to be an Eligible Participant as a result of permanent disability, all unvested RSUs in the Participant’s Account as of such date relating to a Restriction Period in progress shall remain outstanding and in effect until the applicable RSU Vesting Determination Date. DSUs will immediately vest.

(c)	Resignation. In the case of a Participant ceasing to be an Eligible Participant due to such Participant’s resignation, subject to any later expiration dates determined by the Board, all Awards shall expire on the earlier of ninety (90) days after the effective date of such resignation, or the expiry date of the Award, to the extent such Awards were vested and exercisable by the Participant on the effective date of such resignation and all unexercised unvested Awards granted to such Participant shall terminate on the effective date of such resignation.

(d)	Termination or Cessation. In the case of a Participant ceasing to be an Eligible Participant for any reason (other than for “cause”, resignation or death) subject to any later expiration dates determined by the Board, all Awards shall expire on the earlier of ninety (90) days after the effective date of such cessation, or the expiry date of the Award, to the extent such Awards were vested and exercisable by the Participant on the effective date of such cessation and all unexercised unvested Awards granted to such Participant shall terminate on the effective date of such cessation.

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(e)	Death. If a Participant dies while in his or her capacity as an Eligible Participant, all unvested Awards will immediately vest and all Awards will expire one hundred eighty (180) days after the death of such Participant.

(f)	Change in Control. If a Participant is terminated without “cause” or resigns for good reason during the 12 month period following the consummation of a Change in Control, then any unvested Awards will immediately vest and may be exercised within thirty (30) days of such date. Notwithstanding this, any unvested Options or RSUs with Performance Criteria attached to them will have the performance measured based on a pro-rata Performance Period up to the Termination Date with any Options or RSUs earned based on Performance Criteria vesting and all Options or RSUs not meeting the Performance Criteria forfeited. Any Options that become exercisable pursuant to this Section 6.2(f) shall remain open for exercise until the earlier of their expiry date as set out in the Award Agreement and the date that is thirty (30) days after such termination or dismissal.

(g)	Clawback. It is a condition of each grant of an Award that if the Corporation’s financial statements (the “Original Statements”) are required to be restated (other than as a result of a change in accounting policy by the Corporation or under International Financial Reporting Standards applicable to the Corporation) within three years following which such Original Statements were received by shareholders at the Corporation’s then most recent annual general meeting of shareholders, and such restated financial statements (the “Restated Statements”) disclose, in the opinion of the Board, acting reasonably, materially worse financial results than those contained in the Original Statements, then the Board may, in its sole discretion, to the full extent permitted by governing law and to the extent it determines that such action is in the best interest of the Corporation, and in addition to any other rights that the Corporation or an Affiliate may have at law or under any agreement, take any or all of the following actions, as applicable): (i) require the Participant to reimburse the Corporation for any amount paid to the Participant in respect of an Award in cash in excess of the amount that should otherwise have been paid in respect of such Award had the determination of such compensation been based upon the Restated Statements, less, in any event, the amount of tax withheld pursuant to the Tax Act or other relevant taxing authority in respect of the amount paid in cash in the year of payment; (ii) cancel and terminate any one or more unvested Awards on or prior to the applicable maturity or vesting dates, or cancel or terminate any outstanding Awards which have vested in the twelve (12) months prior to the date on which the Board determines that the Corporation’s Original Statements are required to be restated (a “Relevant Equity Recoupment Date”); and/or (iii) require payment to the Corporation of the value of any Shares of the Corporation acquired by the Participant pursuant to an Award granted in the twelve (12) months prior to a Relevant Equity Recoupment Date (less any amount paid by the Participant) to acquire such Shares and less the amount of tax withheld pursuant to the Tax Act or other relevant taxing authority in respect of such Shares).

(h)	Any Award granted hereunder that is canceled or expires prior to the vesting thereof, or if vested, is canceled or expires prior to, as applicable, exercise, redemption or settlement thereof, shall no longer be deemed or counted as an outstanding Award hereunder.

6.3	Unfunded Plan.

Unless otherwise determined by the Board, this Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under this Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Corporation. Notwithstanding the foregoing, any determinations made shall be such that the Plan continuously meets the requirements of paragraph 6801(d) of the Income Tax Regulations, adopted under the Income Tax Act (Canada) or any successor provision thereto.

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Article 7

ADJUSTMENTS AND AMENDMENTS

7.1	Adjustment to Shares Subject to Outstanding Awards.

(a)	In the event of any subdivision of the Shares into a greater number of Shares at any time after the grant of an Award to a Participant and prior to the expiration of the term of such Award, the Corporation shall deliver to such Participant, at the time of any subsequent exercise or vesting of such Award in accordance with the terms hereof, in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award, but for the same aggregate consideration payable therefor, such number of Shares as such Participant would have held as a result of such subdivision if on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award.

(b)	In the event of any consolidation of Shares into a lesser number of Shares at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Corporation shall deliver to such Participant at the time of any subsequent exercise or vesting of such Award in accordance with the terms hereof in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award, but for the same aggregate consideration payable therefor, such number of Shares as such Participant would have held as a result of such consideration if on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award.

(c)	If, at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Corporation shall make a distribution, without the receipt of consideration, to all holders of Shares or other securities in the capital of the Corporation, or cash, evidences of indebtedness or other assets of the Corporation (excluding an ordinary course dividend in cash or shares, but including for greater certainty shares or equity interests in a subsidiary or business unit of the Corporation or one of its subsidiaries or cash proceeds of the disposition of such a subsidiary or business unit), or should the Corporation effect any transaction or change having a similar effect, then the price or the number of Shares to which the Participant is entitled upon exercise or vesting of Award shall be adjusted to take into account such distribution, transaction or change. The Board shall determine the appropriate adjustments to be made in such circumstances in order to maintain the Participants’ economic rights in respect of their Awards in connection with such distribution, transaction or change.

7.2	Amendment or Discontinuance of the Plan.

(a)	The Board may amend the Plan or any Award at any time without the consent of the Participants provided that such amendment shall:

(i)	not adversely alter or impair any Award previously granted except as permitted by the provisions of Article 7 hereof;

(ii)	be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the TSXV; and

(iii)	be subject to shareholder approval, where required by law, the requirements of the TSXV or the provisions of the Plan, provided that shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to:

amendments of a general “housekeeping” or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the Plan; and

changes that alter, extend or accelerate the terms of vesting or settlement applicable to any Award provided that for Options it does not entail an extension beyond the original Expiry Date;

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The Committee may, by resolution, but subject to applicable regulatory approvals, decide that any of the provisions hereof concerning the effect of termination of the Participant’s employment shall not apply for any reason acceptable to the Committee.

(b)	Notwithstanding Section 7.2(a)(iii), the Board shall be required to obtain shareholder approval to make the following amendments:

(i)	any change to the maximum number of Shares issuable from treasury under the Plan, except such increase by operation of Section 2.4 and in the event of an adjustment pursuant to Article 7;

(ii)	any amendment which reduces the exercise price of any Award, as applicable, after such Awards have been granted or any cancellation of an Award and the substitution of that Award by a new Award with a reduced price, except in the case of an adjustment pursuant to Article 7, provided that disinterested shareholder approval will be obtained for any reduction in the exercise price if the Participant is an Insider of the Corporation at the time of the proposed amendment;

(iii)	any amendment which extends the expiry date of any Award, or the Restriction Period of any RSU beyond the original expiry date, except in case of an extension due to a Black-Out Period;

(iv)	any amendment which would have the potential of broadening or increasing participation by Insiders;

(v)	any amendment which would permit any Award granted under the Plan to be transferable or assignable by any Participant other than for normal estate settlement purposes;

(vi)	any amendment which increases the maximum number of Shares that may be (i) issuable to Insiders, Associates of such Insiders, Consultants or Persons retained to provide Investor Relations Activities at any time; or (ii) issued to Insiders, Associates of such Insiders, Consultants or Persons retained to provide Investor Relations Activities under the Plan; and any other proposed or established Share Compensation Arrangement in a one-year period, except in case of an adjustment pursuant to Article 7;

(vii)	increase limits imposed on the participation of non-employee directors that are not officers or employees of the Corporation;

(viii)	otherwise cause the Plan to cease to comply with any tax or regulatory requirement, including for these purposes any approval or other requirement; or

(ix)	any amendment to the amendment provisions of the Plan, provided that Shares held directly or indirectly by Insiders benefiting from the amendments in Sections (ii) and (iii) shall be excluded when obtaining such shareholder approval.

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(c)	The Board may, subject to regulatory approval, discontinue the Plan at any time without the consent of the Participants provided that such discontinuance shall not materially and adversely affect any Awards previously granted to a Participant under the Plan.

7.3	Change in Control

(a)	If a Change in Control occurs, and unless otherwise provided in an Award Agreement or a written employment contract between the Corporation and a Participant and except as otherwise set out in this Section 7.3(a), the Board, may provide that: (1) the successor corporation or entity will assume each Award or replace it with a substitute Award on terms substantially similar to the existing Award; (2) the Awards will be surrendered for a cash payment made by the successor corporation or entity equal to the Fair Market Value thereof; or (3) any combination of the foregoing will occur, provided that the replacement of any Option with a substitute Option shall, at all times, comply with the provisions of subsection 7(1.4) of the Tax Act, and the replacement of any Award with a substitute Option, substitute DSU or substitute RSU shall be such that the substitute Award shall continuously be governed by section 7 of the Tax Act.

(b)	If within 12 months following a Change in Control, and unless otherwise provided in an Award Agreement or a written employment contract between the Corporation and a Participant, a Participant’s service, consulting relationship, or employment with the Corporation, or the continuing entity is terminated without cause, or the Participant resigns from his or her employment as a result of either (i) the Corporation requiring the Participant to be based at a location in excess of one hundred (100) kilometers from the location of the Participant’s principal job location or office immediately prior to a Change in Control; or (ii) a reduction in the Participant’s base salary, or a substantial reduction in the Participant’s target compensation under any incentive compensation plan, as in effect as of the date of a Change in Control, then the vesting of all Awards then held by such Participant (and, if applicable, the time during which such Awards may be exercised) will have all of their Options, Deferred Share Units or Restricted Share Units, as applicable, immediately vest. In the event that an Award is subject to vesting upon the attainment of Performance Criteria, then the number of Options or Restricted Share Units that shall immediately vest will be determined by multiplying the Award Agreement by the pro rata Performance Criteria achieved by the Termination Date.

Article 8

MISCELLANEOUS

8.1	Use of an Administrative Agent and Trustee.

The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent to administer the Awards granted under the Plan and to act as trustee to hold and administer the assets that may be held in respect of Awards granted under the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion. The Corporation and the administrative agent will maintain records showing the number of Awards granted to each Participant under the Plan.

8.2	Tax Withholding.

(a)	Notwithstanding any other provision of this Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under the Plan shall be made net of applicable source deductions. If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then, the withholding obligation may be satisfied by (a) having the Participant elect to have the appropriate number of such Shares sold by the Corporation, the Corporation’s transfer agent and registrar or any trustee appointed by the Corporation pursuant to Section 8.1 hereof, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being delivered to the Corporation, which will in turn remit such amounts to the appropriate governmental authorities, or (b) any other mechanism as may be required or appropriate to conform with local tax and other rules.

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(b)	Notwithstanding the first paragraph of this Section 8.2, the applicable tax withholdings may be waived where the Participant directs in writing that a payment be made directly to the Participant’s registered retirement savings plan in circumstances to which regulation 100(3) of the regulations of the Tax Act apply.

8.3	Reorganization of the Corporation.

The existence of any Awards shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

8.4	Governing Laws.

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

8.5	Severability.

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

8.6	Effective Date of the Plan.

The Plan was approved by the Board on June 9, 2020 and will be effective upon receipt of shareholder and TSXV approvals (the “Effective Date”) until the date it is terminated by the Board in accordance with the Plan.

Article 9

CALIFORNIA PARTICIPANTS

Notwithstanding any other provision contained in this Plan or in any Grant Agreement, this Article 9 shall apply to all Participants that receive Awards issued in reliance on Section 25102(o) of the California Corporations Code (each, a “California Participant”).

9.1	Termination of Employment.

Unless a California Participant’s employment is terminated for Cause, the right to exercise a California Option awarded under the Plan in the event of termination of employment continues until the earlier of: (i) the expiry date set forth in the applicable Option Agreement or (ii) (A) if termination was caused by death or Permanent Disability, at least six months from the date of termination and (B) if termination was caused other than by death or Permanent Disability, at least thirty days from the date of termination.

For purposes of Section 9.1, “Permanent Disability” shall mean the inability of the California Participant, in the opinion of a qualified physician acceptable to the Corporation, to perform the major duties of the California Participant’s position with the Corporation because of the sickness or injury of the California Participant.

9.2	Issuance of Securities

All securities granted pursuant to the Plan must be granted within ten years from the earlier of the date on which this Plan was adopted by the Board or the date this Plan was approved by the shareholders of the Corporation.

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9.3	Approval of Plan

The Plan shall be approved by a majority of the outstanding securities of the Corporation entitled to vote by the later of (a) a period beginning twelve months before and ending twelve months after the date of adoption thereof by the Board or (b) the first issuance of any security pursuant to the Plan in the State of California (within the meaning of Section 25008 of the California Corporations Code). Securities granted pursuant to the Plan prior to security holder approval of the Plan shall become exercisable no earlier than the date of shareholder approval of the Plan and such securities shall be rescinded if such security holder approval is not received in the manner described in the preceding sentence. Notwithstanding the foregoing, while the Corporation is a foreign private issuer, as defined by Rule 3b-4 of the United States Exchange Act of 1934, as amended, shall not be required to comply with this Section 9.3 provided that the aggregate number of California Participants granted securities under all incentive plans and agreements and issued securities under all purchase and bonus plans and agreements does not exceed thirty five.

Article 10

Plan Provisions Applicable to U.S. Taxpayers

10.1	General.

The provisions of this Article 10 apply to Awards held by a U.S. Taxpayer to the extent such Awards are subject to U.S. Taxation. The following provisions apply, notwithstanding anything to the contrary in the Plan. All capitalized terms used in this Article 10 and not defined herein, shall have the meaning attributed to them in the Plan.

10.2	Definitions.

(a)	“Code” means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder.

(b)	“Section 409A” means section 409A of the Code.

(c)	“Separation From Service” shall mean shall mean the separation from service with the Corporation within the meaning of U.S. Treas. Regs. § 1.409A-1(h). Whether a Separation from Service has occurred is determined based on whether the facts and circumstances indicate that the Corporation and the Participant reasonably anticipated that no further services would be performed after a certain date or that the level of bona fide services the Participant would perform after such date (whether as an employee or independent contractor) would permanently decrease to no more than twenty percent (20%) of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding thirty six (36) month period (or the full period of services to the Corporation if the Participant has been providing services to the Corporation less than thirty six (36) months)). Separation from service shall not be deemed to occur while the Participant is on military leave, sick leave or other bona fide leave of absence if the period does not exceed six (6) months or, if longer, so long as the Participant retains a right to reemployment with the Corporation under an applicable statute or by contract. For this purpose, a leave is bona fide only if, and so long as, there is a reasonable expectation that the Participant will return to perform services for the Corporation. Notwithstanding the foregoing, a twenty-nine (29) month period of absence will be substituted for such six (6) month period if the leave is due to any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of no less than six (6) months and that causes the Participant to be unable to perform the duties of his or her position of employment. For this purpose, the Corporation includes all entities would be considered a single employer for purposes of U.S. Treasury Regulations; provided that, in applying those regulations, the language “at least 50 percent” shall be used instead of “at least 80 percent” each place it appears therein. Notwithstanding the foregoing, with respect to a Participant who is a non-employee director, a “Separation from Service” shall mean a complete severance of a director’s relationship as a director of the Corporation and as an independent contractor of the Corporation. A director may have a Separation from Service upon resignation as a director even if the director then becomes an officer or employee of the Corporation.

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(d)	“Specified Employee” means a US Taxpayer who meets the definition of “specified employee,” as defined in Section 409A(a)(2)(B)(i) of the Code.

(e)	“US Taxpayer” means a Participant whose compensation from the Corporation is subject to Section 409A.

10.3	Compliance with Section 409A.

Notwithstanding any provision of the Plan to the contrary, it is intended that any payments under the Plan either be exempt from or comply with Section 409A, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Each payment made in respect of Restricted Share Units and Deferred Share Units shall be deemed to be a separate payment for purposes of Section 409A. Each US Taxpayer is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such US Taxpayer in connection with the Plan (including any taxes and penalties under Section 409A), and neither the Corporation nor any of its subsidiaries shall have any obligation to indemnify or otherwise hold such US Taxpayer (or any beneficiary) harmless from any or all of such taxes or penalties.

(a)	Option Awards. When determining the Option Price for any Option Award granted to a US Taxpayer, the “Market Value” shall be determined in the manner defined in Section 1.1 but without any discount permitted by the rules or policies of the TSXV.

(b)	DSU Awards. Notwithstanding Article 4, a DSU which becomes payable on account of a Termination Date shall be payable by reason of such circumstance only if the circumstance is a Separation from Service; and if such payment has become payable on account of a Separation from Service, such payment shall be made as soon as administratively practicable but in all events by the 60th day following the Separation from Service (without regard to any DSU Redemption Notice given by the Participant); provided that if the payment is to be made to any Participant who is determined to be a Specified Employee, such payment shall not be paid before the date which is six months after such Specified Employee’s Separation from Service (or, if earlier, the date of death of such Specified Employee). Following any applicable six month delay of payment, all such delayed payments shall be made to the Specified Employee in a lump sum on the earliest possible payment date.

(c)	RSU Awards. Notwithstanding Article 5, an RSU which becomes payable upon an RSU Vesting Determination Date shall be made as soon as administratively practicable but in all events by the 60th day following the RSU Vesting Determination Date (without regard to any RSU Settlement Notice given by the Participant). In the case of any termination event that qualifies for accelerated vesting and payment under Section 6.2, an RSU that is not otherwise exempt from Section 409A shall be payable by reason of such circumstance only if the circumstance is a Separation from Service; and if such payment has become payable on account of a Separation from Service, such payment shall be made as soon as administratively practicable but in all events by the 60th day following the Separation from Service (without regard to any RSU Settlement Notice given by the Participant); provided that if the payment is to be made to any Participant who is determined to be a Specified Employee, such payment shall not be paid before the date which is six months after such Specified Employee’s Separation from Service (or, if earlier, the date of death of such Specified Employee). Following any applicable six month delay of payment, all such delayed payments shall be made to the Specified Employee in a lump sum on the earliest possible payment date.

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(d)	Special Requirement for Option Awards Intended to Qualify as ISOs. An Option Award granted to a US Taxpayer that is intended to qualify as an “incentive stock option” (“ISO”) within the meaning of section 422 of the Code shall be subject to the following requirements:

(i)	The maximum number of Shares available for issuance of ISOs shall be 400,000 Shares.

(ii)	An ISO may be granted only to employees (including a director or officer who is also an employee) of the Corporation (or of any parent or subsidiary of the Corporation). For purposes of this Article 9, the term “employee” shall mean a person who is an employee for purposes of the Code and the terms “parent” and “subsidiary” shall have the meanings set forth in sections 424(e) and 424(f) of the Code.

(iii)	The Corporation will not grant ISOs in which the aggregate fair market value (determined as of the date of grant) of the Shares with respect to which ISOs are exercisable for the first time by any US Taxpayer during any calendar year (under this Plan and all other plans of the Corporation and of any parent or subsidiary of the Corporation) exceeds US$100,000 or any limitation subsequently set forth in section 422(d) of the Code.

(iv)	When determining the Option Price for any ISO, the “Market Value” shall be determined in the manner defined in Section 1.1 but without any discount permitted by the rules or policies of the TSXV; provided, however, that, in the case of the grant of an ISO to a US Taxpayer who, at the time such ISO is granted, is a ten percent (10%) shareholder, the exercise price payable per Share upon exercise of such ISO will be not less than 110% of the Market Value of a Share on the date of grant of such ISO.

(v)	An ISO will terminate and no longer be exercisable no later than ten years after the date of grant of such ISO; provided, however, that in the case of a grant of an ISO to a US Taxpayer who, at the time such ISO is granted, is a ten percent (10%) shareholder, such ISO will terminate and no longer be exercisable no later than five years after the date of grant of such ISO. The foregoing term limits shall apply even if the expiry date falls within a Black-Out Period, notwithstanding anything in the contrary in Section 3.4(b).

(vi)	If a US Taxpayer who has been granted ISOs ceases to be employed by the Corporation (or by any parent or subsidiary of the Corporation) for any reason, whether voluntary or involuntary, other than death, permanent disability or cause, such ISO shall be exercisable by the US Taxpayer (to the extent such ISO was vested on the date of cessation of employment) at any time prior to the earlier of (i) the date that is three months after the date of cessation of employment or (ii) the expiration of the term of such ISO. If a US Taxpayer who has been granted ISOs ceases to be employed by the Corporation (or by any parent or subsidiary of the Corporation) because of the death or permanent disability of such US Taxpayer, such US Taxpayer, such US Taxpayer’s personal representatives or administrators, or any person or persons to whom such ISO is transferred by will or the applicable laws of descent and distribution, may exercise such ISO (to the extent such ISO was vested on the date of death or permanent disability, as the case may be) at any time prior to the earlier of (i) the date that is one year after the date of death or permanent disability, as the case may be, or (ii) the expiration of the term of such ISO. If a US Taxpayer who has been granted ISOs ceases to be employed by the Corporation (or by any parent or subsidiary of the Corporation) for cause, the right to exercise such ISO will terminate on the date of cessation of employment, unless otherwise determined by the directors. For purposes of this Article 9, the term “permanent disability” has the meaning assigned to that term in section 422(e)(3) of the Code.

(vii)	An ISO granted to a US Taxpayer may be exercised during such person’s lifetime only by such US Taxpayer.

(viii)	An ISO granted to a US Taxpayer may not be transferred, assigned or pledged by such US Taxpayer, except by will or by the laws of descent and distribution.

(ix)	No ISO will be granted more than ten years after the earlier of the date this Plan is adopted by the Board or the date this Plan is approved by the shareholders of the Corporation.

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APPENDIX “A”

FORM OF OPTION AGREEMENT

ENGINE MEDIA HOLDINGS, INC.

OPTION AGREEMENT

This Stock Option Agreement (the “Option Agreement”) is entered into between Engine Media Holdings, Inc. (the “Corporation”), and the optionee named below (the “Optionee”) pursuant to and on the terms and subject to the conditions of the Corporation’s Omnibus Equity Incentive Plan (the “Plan”). Capitalized terms used and not otherwise defined in this Option Agreement shall have the meanings set forth in the Plan.

The terms of the option (the “Option”), in addition to those terms set forth in the Plan, are as follows:

1.	Optionee. The Optionee is ► and the address of the Optionee is currently ►.

2.	Number of Shares. The Optionee may purchase up to ► Shares of the Corporation (the “Option Shares”) pursuant to this Option, as and to the extent that the Option vests and becomes exercisable as set forth in section 6 of this Option Agreement.

3.	Option Price. The exercise price is Cdn $► per Option Share (the “Option Price”).

4.	Date Option Granted. The Option was granted on ►.

5.	Term of Option. The Option terminates on ►. (the “Expiry Date”).

6.	Vesting. The Option to purchase Option Shares shall vest and become exercisable as follows:

►

7.	Exercise of Options. In order to exercise the Option, the Optionee shall notify the Corporation in the form annexed hereto as Schedule “A”, whereupon the Corporation shall use reasonable efforts to cause the Optionee to receive a certificate representing the relevant number of fully paid and non-assessable Shares in the Corporation.

8.	Transfer of Option. The Option is not-transferable or assignable except in accordance with the Plan.

9.	U.S. Securities Laws. If the Options and the Shares are not registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, the Options may not be exercised in the “United States” (as defined in Rule 902 of Regulation S under the U.S. Securities Act) unless an exemption from the registration requirements of the U.S. Securities Act is available. Any Shares issued to Optionee in the United States that have not been registered under the U.S. Securities Act will be deemed “restricted securities” (as defined in Rule 144(a)(3) of the U.S. Securities Act) and bear a restrictive legend to such effect.

10.	Inconsistency. This Option Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this Option Agreement and the Plan, the terms of the Plan shall govern.

11.	Severability. Wherever possible, each provision of this Option Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Option Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Option Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

12.	Entire Agreement. This Option Agreement and the Plan embody the entire agreement and understanding among the parties and supersede and pre-empt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

13.	Successors and Assigns. This Option Agreement shall bind and enure to the benefit of the Optionee and the Corporation and their respective successors and permitted assigns.

14.	Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

15.	Governing Law. This Agreement and the Option shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

16.	Counterparts. This Option Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

[Remainder of this page left intentionally blank; Signature page follows]

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By signing this Agreement, the Optionee acknowledges that the Optionee has been provided a copy of and has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereof have executed this Option Agreement as of the ______ day of                    , 20__.

Engine Media Holdings, Inc.

Per:
Name:	►
Title:	►

Witness	[Insert Participant’s Name]

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SCHEDULE “A” TO APPENDIX “A”

ELECTION TO EXERCISE STOCK OPTIONS

TO:	ENGINE MEDIA HOLDINGS, INC. (the “Corporation”)

The undersigned Optionee hereby elects to exercise Options granted by the Corporation to the undersigned pursuant to a Grant Agreement dated ►, 20► under the Corporation’s Omnibus Equity Incentive Plan (the “Plan”), for the number Shares set forth below. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

Number of Shares to be Acquired:
Option Price (per Share):	$
Aggregate Purchase Price:
Amount enclosed that is payable on account of any source deductions relating to this Option exercise (contact the Corporation for details of such amount):	$
[ ] Or check here if alternative arrangements have been made with the Corporation;

and hereby tenders a certified cheque, bank draft or other form of payment confirmed as acceptable by the Corporation for such aggregate purchase price, and, if applicable, all source seductions, and directs such Shares to be registered in the name of _____________________________________________________________________________.

In connection with such exercise the undersigned represents, warrants and covenants to the Corporation (and acknowledges that the Corporation is relying thereon) that (check one):

[ ]	1. The undersigned is not a U.S. person (the definition of which includes, but is not limited to, a person resident in the United States, a partnership or corporation organized or incorporated under the laws of the United States, and a trust or estate of which any trustee, executor or administrator is a U.S. person), the undersigned was not offered the Shares in the United States and the Option is not being exercised within the United States or for the account or benefit of a U.S. person. The terms “United States” and “U.S. person” are as defined in Rule 902 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”); or

[ ]	2. The undersigned represents, warrants and covenants to the Corporation that:

(a)	The Optionee, upon exercise of Options, is acquiring Shares as principal and for the account of the Optionee.

(b)	In issuing the Shares to the Optionee upon the exercise of Options, the Corporation is relying on the representations and warranties of the Optionee contained herein to support the conclusion of the Corporation that the issuance of Shares upon the exercise of Options does not require registration under the U.S. Securities Act or to be qualified under the securities laws of any state of the United States.

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(c)	The Optionee acknowledges that it is not acquiring the Common Shares as a result of “general solicitation” or “general advertising” (as such terms are used in Regulation D under the U.S. Securities Act), including without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet, or broadcast over radio or television or on the internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

(d)	The Optionee understands and agrees that the Shares have not been and will not be registered under the U.S. Securities Act and the Shares are being offered and sold by the Corporation in reliance upon an exemption from registration under the U.S. Securities Act.

(e)	Neither the Options nor the Shares issued upon the exercise of Options have been or will be registered under the U.S. Securities Act or any state securities laws. The Option may not be exercised in the United States unless exempt from such registration requirements. Shares issued to the Optionee in the United States will be deemed “restricted securities” (as defined in Rule 144 of the U.S. Securities Act) and bear a restrictive legend to such effect.

(f)	Each certificate representing Shares issued to the Optionee upon the exercise of Options shall bear a legend in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES.”

provided that, if Shares issued upon the exercise of Options are being sold under clause (B) above, the legend may be removed by providing a declaration to the Corporation’s transfer agent in such form as the Corporation may from time to time prescribe together with such documentation as the Corporation or its transfer agent may require (which may include an opinion of counsel of recognized standing reasonably satisfactory to the Corporation), to the effect that the sale of the securities is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act; and

provided further, that, if the Shares issued upon the exercise of Options are being sold pursuant to Rule 144 of the U.S. Securities Act, if available, the legend may be removed by delivery to the Corporation and the Corporation’s transfer agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation, to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act.

(g)	The Optionee acknowledges that the Corporation may have federal, state, provincial or local tax withholding and reporting obligations and consents to such actions by the Corporation as may reasonably be required to comply with such obligations in connection with the exercise of Options. The acceptance and exercise of Options and the sale of Shares issued pursuant to the exercise of Options may have consequences under federal, provincial and other tax and securities laws which may vary depending on the individual circumstances of the Optionee. Accordingly, the Optionee acknowledges that the Optionee has consulted, as the Optionee considers necessary, personal legal and tax advisors in connection with the Options and the Optionee’s dealings with respect to the Options or the Shares to be issued upon exercise of the Options.

The foregoing representations, warranties and covenants are made by the undersigned with the intent that they be relied upon in determining whether the Shares issuable upon the exercise of Options may be issued under applicable securities laws. The undersigned undertakes to notify the Corporation immediately of any change in any representation, warranty or other information relating to the undersigned set forth herein which takes place prior to the date of issuance of the Shares.

By executing this Election to Exercise Stock Options, the undersigned hereby confirms that the undersigned has read the Plan and agrees to be bound by the provisions of the Plan.

[Remainder of this page left intentionally blank; Signature page follows]

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I hereby agree to file or cause the Corporation to file on my behalf, on a timely basis, all insider reports and other reports that I may be required to file under applicable securities laws. I understand that this request to exercise my Options is irrevocable.

DATED this ► day of ►, ►.

Signature of Participant

Name of Participant (Please Print)

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APPENDIX “B”

FORM OF DSU AGREEMENT

ENGINE MEDIA HOLDINGS, INC.

DEFERRED SHARE UNIT AGREEMENT

Name:	[name of DSU Participant]

Award Date	[insert date ]

Engine Media Holdings, Inc. (the “Corporation”) has adopted the Omnibus Equity Incentive Plan (the “Plan”). Your award is governed in all respects by the terms of the Plan, and the provisions of the Plan are hereby incorporated by reference. For greater certainty, the provisions set out in Article 4 and Article 6 of the Plan applicable to DSUs shall be deemed to form part of this DSU Agreement mutatis mutandis. Capitalized terms used and not otherwise defined in this DSU Agreement shall have the meanings set forth in the Plan. If there is a conflict between the terms of this DSU Agreement and the Plan, the terms of the Plan shall govern.

Your Award	The Corporation hereby grants to you ► DSUs.

Settlement. The DSUs shall be settled as follows:

(Select one of the following three options):

(a)	One Share issued from treasury per DSU.

(b)	Cash Equivalent of one Share per DSU.

(c)	Either (a), (b), or a combination thereof, at the election of the Board.

PLEASE SIGN AND RETURN A COPY OF THIS DSU AGREEMENT TO THE CORPORATION.

By your signature below, you acknowledge that you have received a copy of the Plan and have reviewed, considered and agreed to the terms of this DSU Agreement and the Plan.

Signature	Date

On behalf of the Corporation: ENGINE MEDIA HOLDINGS, INC.

Per:
Name:	►
Title:	►

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APPENDIX “C”

FORM OF RSU AGREEMENT

ENGINE MEDIA HOLDINGS, INC.

RESTRICTED SHARE UNIT AGREEMENT

This restricted share unit agreement (“RSU Agreement”) is entered into between Engine Media Holdings, Inc. (the “Corporation”) and the Participant named below (the “Recipient”) of the restricted share units (“RSUs”) pursuant to the Corporation’s Omnibus Equity Incentive Plan (the “Plan”). Capitalized terms used and not otherwise defined in this RSU Agreement shall have the meanings set forth in the Plan.

The terms of the RSUs, in addition to those terms set forth in the Plan, are as follows:

1.	Recipient. The Recipient is ► and the address of the Recipient is currently ►.

2.	Grant of RSUs. The Recipient is hereby granted ► RSUs.

3.	Settlement. The RSUs shall be settled as follows:

(Select one of the following three options):

(a)	One Share issued from treasury per RSU.

(b)	Cash Equivalent of one Share per RSU.

(c)	Either (a), (b), or a combination thereof, at the election of the Board.

4.	Restriction Period. In accordance with Section 5.3 of the Plan, the restriction period in respect of the RSUs granted hereunder, as determined by the Board, shall commence on ► and terminate on ►.

5.	Performance Criteria. ►.

6.	Performance Period. ►.

7.	Vesting. The RSUs will vest as follows:

►.

8.	Transfer of RSUs. The RSUs granted hereunder are not-transferable or assignable except in accordance with the Plan.

9.	U.S. Securities Laws. If the Shares issuable upon the vesting of the RSUs are not registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, the Shares may not be issued in the “United States” (as defined in Rule 902 of Regulation S under the U.S. Securities Act) unless an exemption from the registration requirements of the U.S. Securities Act is available. Any Shares issued to a Recipient in the United States that have not been registered under the U.S. Securities Act will be deemed “restricted securities” (as defined in Rule 144(a)(3) of the U.S. Securities Act) and bear a restrictive legend to such effect.

10.	Inconsistency. This RSU Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this RSU Agreement and the Plan, the terms of the Plan shall govern.

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11.	Severability. Wherever possible, each provision of this RSU Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this RSU Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this RSU Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

12.	Entire Agreement. This RSU Agreement and the Plan embody the entire agreement and understanding among the parties and supersede and pre-empt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

13.	Successors and Assigns. This RSU Agreement shall bind and enure to the benefit of the Recipient and the Corporation and their respective successors and permitted assigns.

14.	Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

15.	Governing Law. This RSU Agreement and the RSUs shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

16.	Counterparts. This RSU Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

By signing this RSU Agreement, the Participant acknowledges that he or she has been provided with, has read and understands the Plan and this RSU Agreement.

IN WITNESS WHEREOF the parties hereof have executed this RSU Agreement as of the ► day of ►, 20►.

Engine Media Holdings, Inc.

Per:
Name:	►
Title:	►

Witness	[Insert Participant’s Name]

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